A copy of this report will be provided to any shareholder who requests it.

MAG SILVER CORP.
(An exploration stage company)

Consolidated Financial Statements
For the year ended December 31, 2010

Dated: March 31, 2011

VANCOUVER OFFICE	604 630 1399 phone	TSX:MAG
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Management's responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management's Discussion and Analysis ("MD&A") and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision, and with the participation of, the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A, considers the report of the external auditors; assesses the adequacy of our internal controls, including management's assessment described below, examines and approves the fees and expenses for the audit services, and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management's assessment of the internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The Company's internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company's Consolidated Financial Statements as at and for the year ended December 31, 2010. Deloitte & Touche LLP as stated in their report, that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ "Daniel MacInnis"	/s/ "Larry Taddei"
Daniel MacInnis	Larry Taddei
Chief Executive Officer	Chief Financial Officer

March 31, 2011

VANCOUVER OFFICE	604 630 1399 phone	TSX:MAG
Suite 770	866 630 1399 toll free	NYSE-A:MVG
800 West Pender Street	604 681 0894 fax	www.magsilver.com
Vancouver, BC V6C 2V6		info@magsilver.com

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of MAG Silver Corp.
 (An exploration stage company)

We have audited the accompanying consolidated financial statements of MAG Silver Corp. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of loss and comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010 and the cumulative period from April 21, 1999 (date of incorporation) to December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of MAG Silver Corp. and subsidiaries as at December 31, 2010 and December 31, 2009 and the results of their operations and cash flows for each of the three years in the period ended December 31, 2010 and the cumulative period from April 21, 1999 (date of incorporation) to December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter
Without modifying our opinion, we draw attention to Note 16 (Differences between Canadian and United States generally accepted accounting principles) to the consolidated financial statements which includes and describes the restatement, in accordance with United States generally accepted accounting principles, of the consolidated balance sheet and statement of shareholders' equity as at December 31, 2009, and the consolidated statements of loss and comprehensive loss for each of the two years in the period ended December 31, 2009.

VANCOUVER OFFICE	604 630 1399 phone	TSX:MAG
Suite 770	866 630 1399 toll free	NYSE-A:MVG
800 West Pender Street	604 681 0894 fax	www.magsilver.com
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Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ "Deloitte & Touche LLP"
Independent Registered Chartered Accountants
Vancouver, Canada

March 31, 2011

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of MAG Silver Corp (An exploration stage company)

We have audited the internal control over financial reporting of MAG Silver Corp. and subsidiaries (the "Company") as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

VANCOUVER OFFICE	604 630 1399 phone	TSX:MAG
Suite 770	866 630 1399 toll free	NYSE-A:MVG
800 West Pender Street	604 681 0894 fax	www.magsilver.com
Vancouver, BC V6C 2V6		info@magsilver.com

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 31, 2011 expressed an unqualified opinion on those financial statements.

/s/ "Deloitte & Touche LLP"
Independent Registered Chartered Accountants
Vancouver, Canada
March 31, 2011

VANCOUVER OFFICE	604 630 1399 phone	TSX:MAG
Suite 770	866 630 1399 toll free	NYSE-A:MVG
800 West Pender Street	604 681 0894 fax	www.magsilver.com
Vancouver, BC V6C 2V6		info@magsilver.com

MAG SILVER CORP.
(An exploration stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)	December 31, 2010	December 31, 2009

ASSETS

CURRENT
Cash	$39,825,071	$26,803,652
Accounts receivable (Note 3)	2,208,533	2,042,634
Marketable securities (Note 4)	678,876	13,399
Prepaid expenses	85,809	91,300
TOTAL CURRENT ASSETS	42,798,289	28,950,985
EQUIPMENT AND LEASEHOLDS (Note 5)	180,395	149,070
INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V. (Note 6)	11,654,145	8,610,350
MINERAL RIGHTS (Note 7)	7,329,018	7,509,214
DEFERRED EXPLORATION COSTS (Note 7)	49,137,121	37,433,919
TOTAL ASSETS	$111,098,968	$82,653,538

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$2,320,261	$1,076,606
COMMITMENTS (Notes 7 and 14)

SHAREHOLDERS' EQUITY

Share capital (Note 8)
Authorized - unlimited common shares, without par value
Issued and outstanding at December 31, 2010 - 55,161,614 common shares (December 31, 2009 - 49,316,569)	146,021,112	107,614,849
Contributed surplus	12,410,963	11,177,518
Accumulated other comprehensive loss	(1,404,695)	(1,790,132)
Deficit accumulated during the exploration stage	(48,248,673)	(35,425,303)
TOTAL SHAREHOLDERS' EQUITY	108,778,707	81,576,932
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$111,098,968	$82,653,538
CONTINUING OPERATIONS (Note 1)
SUBSEQUENT EVENTS (Note 17)

ON BEHALF OF THE BOARD

/s/ "Derek White"
Derek White, Director

/s/ "Eric Carlson"
Eric Carlson, Director

See accompanying notes to the audited consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Loss and Comprehensive Loss
(expressed in Canadian dollars)

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008	Cumulative amount from April 21, 1999 to December 31, 2010
EXPENSES
Accounting and audit	$687,782	$456,761	$415,647	$2,537,336
Amortization	76,762	73,670	39,945	252,887
Filing and transfer agent fees	140,048	196,025	148,886	1,118,171
Foreign exchange loss (gain)	173,121	619,805	(96,596)	1,033,737
General office and property investigation	723,449	884,597	517,107	3,502,743
Legal	3,196,063	3,048,507	884,000	7,883,510
Management and consulting fees	1,990,699	1,984,515	1,528,630	7,540,538
Mineral property costs written off (Note 7)	2,558,366	3,718,518	1,221,019	8,261,337
Shareholder relations	327,265	714,809	404,776	2,342,051
Stock compensation expense	3,091,995	1,804,464	2,539,011	15,967,984
Travel	320,423	287,045	235,144	1,651,766
Other write-offs	-	-	-	255,093
	13,285,973	13,788,716	7,837,569	52,347,153
INTEREST INCOME	322,403	298,506	1,964,680	3,958,280
GAIN ON WARRANT MARK-TO-MARKET (Note 4)	140,200	-	-	140,200
NET LOSS FOR THE YEAR	$(12,823,370)	$(13,490,210)	$(5,872,889)	$(48,248,673)

OTHER COMPREHENSIVE INCOME (LOSS)
CURRENCY TRANSLATION ADJUSTMENT	10,160	(771,725)	(304,458)	(1,782,801)
UNREALIZED GAIN (LOSS) ON MARKETABLE SECURITIES	375,277	9,283	(6,454)	378,106
	385,437	(762,442)	(310,912)	(1,404,695)

COMPREHENSIVE LOSS FOR THE YEAR	$(12,437,933)	$(14,252,652)	$(6,183,801)	$(49,653,368)

BASIC AND DILUTED LOSS PER SHARE	$(0.24)	$(0.27)	$(0.12)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	52,860,019	49,254,440	48,791,348

See accompanying notes to the audited consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(expressed in Canadian dollars)

	Common shares without par value		Common share purchase warrants		Contributed	Accumulated other comprehensive	Deficit accumulated during the exploration	Total Deficit	Total shareholders'
	Shares	Amount	Number	Amount	Surplus	loss ("AOCL")	stage	and "AOCL"	equity
Balance, December 31, 2007	46,954,196	$91,105,640	1,137,000	$2,218,444	$7,879,650	$(716,778)	$(16,062,204)	$(16,778,982)	$84,424,752
Issued for cash	-	11,936	-	-	-	-	-	-	11,936
Warrants exercised	1,137,000	13,588,444	(1,137,000)	(2,218,444)	-	-	-	-	11,370,000
Stock options exercised	1,064,370	2,316,996	-	-	(834,801)	-	-	-	1,482,195
Stock compensation expense	-	-	-	-	2,539,011	-	-	-	2,539,011
Translation adjustment	-	-	-	-	-	(304,458)	-	(304,458)	(304,458)

Unrealized loss on marketable securities	-	-	-	-	-	(6,454)	-	(6,454)	(6,454)
Net loss	-	-	-	-	-	-	(5,872,889)	(5,872,889)	(5,872,889)
Balance, December 31, 2008	49,155,566	107,023,016	-	-	9,583,860	(1,027,690)	(21,935,093)	(22,962,783)	93,644,093
Stock options exercised	161,003	591,833	-	-	(210,806)	-	-	-	381,027
Stock compensation expense	-	-	-	-	1,804,464	-	-	-	1,804,464
Translation adjustment	-	-	-	-	-	(771,725)	-	(771,725)	(771,725)

Unrealized gain on marketable securities	-	-	-	-	-	9,283	-	9,283	9,283
Net loss	-	-	-	-	-	-	(13,490,210)	(13,490,210)	(13,490,210)
Balance, December 31, 2009	49,316,569	107,614,849	-	-	11,177,518	(1,790,132)	(35,425,303)	(37,215,435)	81,576,932
Issued for cash (Note 8a)	4,603,500	33,148,722	-	-	-	-	-	-	33,148,722
Stock options exercised (Note 8b)	1,241,545	5,257,541	-	-	(1,858,550)	-	-	-	3,398,991

Stock compensation expense (Note 8b)	-	-	-	-	3,091,995	-	-	-	3,091,995
Translation adjustment (Note 6)	-	-	-	-	-	10,160	-	10,160	10,160

Unrealized gain on marketable securities (Note 4)	-	-	-	-	-	375,277	-	375,277	375,277
Net loss	-	-	-	-	-	-	(12,823,370)	(12,823,370)	(12,823,370)
Balance, December 31, 2010	55,161,614	$146,021,112	-	$-	$12,410,963	$(1,404,695)	$(48,248,673)	$(49,653,368)	$108,778,707

See accompanying notes to the audited consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008	Cumulative amount from April 21, 1999 to December 31, 2010
OPERATING ACTIVITIES
Net loss for the year	$(12,823,370)	$(13,490,210)	$(5,872,889)	$(48,000,545)
Items not involving cash:
Amortization	76,762	73,670	39,945	252,887
Gain on warrant mark-to-market (Note 4)	(140,200)	-	-	(140,200)
Mineral property costs written off (Note 7)	2,558,366	3,718,518	1,221,019	8,261,337
Non-cash stock compensation expense (Note 8b)	3,091,995	1,804,464	2,539,011	15,967,984
Other write-offs	-	-	-	255,093
Changes in operating assets and liabilities
Accounts receivable	(134,638)	305,686	(1,692,177)	(2,168,156)
Interest receivable	(31,261)	72,818	91,374	(40,377)
Prepaid expenses	5,491	18,851	(60,483)	(85,809)
Accounts payable and accrued liabilities	748,655	3,189	605,237	1,655,261
	(6,648,200)	(7,493,014)	(3,128,963)	(24,042,525)
INVESTING ACTIVITIES
Purchase of equipment and leasehold improvements	(108,087)	(156,201)	(84,368)	(435,955)
Purchase of marketable securities (Note 4)	(150,000)	-	(10,570)	(160,570)
Advances to Minera Los Lagartos, S.A. de C.V.	-	-	-	(113,139)
Acquisition of Minera Los Lagartos, S.A. de C.V.	-	-	-	(357,500)
Investment in Juanicipio Joint Venture (Note 6)	(3,033,635)	(1,215,328)	(2,522,844)	(13,353,613)
Mineral rights (Note 7)	(634,580)	(2,156,057)	(2,025,488)	(6,149,658)
Deferred exploration costs (Note 7)	(12,951,792)	(14,819,336)	(12,976,644)	(53,875,040)
Other		-	-	(252,420)
	(16,878,094)	(18,346,922)	(17,619,914)	(74,697,895)
FINANCING ACTIVITIES
Issue of share capital	36,547,713	381,027	12,864,131	138,438,619
Issue of special warrants	-	-	-	375,000
	36,547,713	381,027	12,864,131	138,813,619
INCREASE (DECREASE) IN CASH	13,021,419	(25,458,909)	(7,884,746)	40,073,199
CASH, BEGINNING OF YEAR	26,803,652	52,262,561	60,147,307	-
CASH, END OF YEAR (Note 2 (e))	$39,825,071	$26,803,652	$52,262,561	$40,073,199

Interest paid	$-	$-	$-	$12,500
Non-cash investing and financing activities:

Deferred exploration costs in accounts payable and accrued liabilities	$665,000	$170,000	$600,000	$665,000
Issue of shares in connection with acquisitions	$-	$-	$-	$430,000
Issue of shares in exchange for mineral property option rights	$-	$-	$-	$3,220,472

See accompanying notes to the audited consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

1.           CONTINUING OPERATIONS

MAG Silver Corp. (the "Company" or "MAG") was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000. On October 5, 2007, the Company moved to the TSX.  Unless the context requires otherwise, references in these consolidated financial statements to the Company include the subsidiaries of the Company whose financial results are consolidated in these financial statements.

The Company is an exploration and predevelopment company working on mineral properties it has staked or acquired by way of option agreement, principally in Mexico. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have any revenue generating operations. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP"), except as described in Note 16 to these consolidated financial statements.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

(a)           Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Variable interest entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, Consolidation of Variable Interest Entities ("AcG 15"), are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns.  The Company does not believe that it has any VIEs subject to consolidation. All significant intercompany balances and transactions have been eliminated upon consolidation.  The principal subsidiaries at December 31, 2010 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V., which hold several properties in Mexico.

Investments where the Company has the ability to exercise significant influence, generally where the Company has a 20% to 50% equity interest are accounted for using the equity method. Under this method, the Company's share of the investee's earnings or losses is included in operations and its investments therein are adjusted by a like amount. Dividends received from these investments are credited to the investment accounts.

The Company's 44% interest in the Juanicipio Joint Venture (Note 6) is recorded using the equity method.

(b)           Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value of mineral properties and deferred exploration costs, recoveries of receivable balances, asset retirement obligations, stock based compensation, income tax provisions and contingencies. Actual results may differ from those estimated.

(c)           Asset retirement obligations

The Company records the present value of asset retirement obligations including reclamation costs when the obligation is incurred and it is recorded as a liability with a corresponding increase in the carrying value of the related mining assets.  The carrying value is amortized over the life of the related mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period in the statement of operations.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

(d)           Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. The Company classifies financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income ("OCI"). Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.  Transaction costs are expensed as incurred.

The Company has designated its cash as held-for-trading, which is measured at fair value. Accounts receivable and other receivables are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, property and mining taxes payable, convertible debentures, notes payable, and accrued site closure costs are classified as other liabilities, which are measured at amortized cost.

Marketable securities that meet the definition of a derivative, are classified as held for trading and are measured at fair value with unrealized gains and losses recognized in the statement of operations. All of the Company's other marketable securities have been designated as available-for-sale, and are reported at fair market value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in net income (loss) until realized, and currency translation adjustments on its net investment in self sustaining foreign operations.

(e)           Cash

Due to the low interest rate on deposits and maintaining resources liquid for the Company's ongoing exploration activities, management has maintained the Company's cash in high interest savings accounts. The cash balance that the Company holds is entirely liquid.

(f)           Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and development of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The carrying values related to abandoned interests are charged to operations at the time of any abandonment.

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

(g)           Equipment

Equipment is recorded at cost and is amortized at the following annual rates:

Computer equipment                                     30% declining balance
Field equipment                                              30% declining balance
Leaseholds                                                      straight line over lease term

(h)           Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(i)	Translation of foreign currencies

The Company's functional currency is the Canadian dollar. For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to operations.

The accounts of self-sustaining foreign operations are translated at year end exchange rates, and revenues and expenses are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in accumulated other comprehensive income as a cumulative translation adjustment until they are realized by a reduction in the investment.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

(j)           Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

For the year ended December 31, 2010, the Company had 3,968,206 (2009 - 3,881,341) common share equivalents consisting of the common shares issuable upon the exercise of outstanding exercisable stock options.  These common share equivalents were not included for the purpose of calculating diluted earnings per share as their effect would be anti-dilutive.

(k)           Stock-based compensation

The fair value of all stock-based compensation and other stock-based payments are estimated using the Black-Scholes-Merton option valuation model and are recorded in operations over their vesting periods.

 (l)           Adoption of new accounting pronouncements

No new accounting policies were adopted during the year ended December 31, 2010.

(m)	Convergence with International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises, with a transition date of January 1, 2010. The Company will issue its first IFRS annual consolidated financial statements for the fiscal year ending December 31, 2011, with restatement of comparative balance sheets as at December 31, 2010 and January 1, 2010 and statement of loss and comprehensive loss for the year ended December 31, 2010. During the year ending December 31, 2011, the Company will issue interim consolidated IFRS financial statements prepared in accordance with IAS 34 - Interim Financial Reporting for the periods ending March 31, 2011, June 30, 2011 and September 30, 2011, with restatement of comparative balance sheets as at December 31, 2010 and January 1, 2010 and statements of loss and comprehensive loss for the comparative periods presented.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

3.           ACCOUNTS RECEIVABLE

	Dec. 31, 2010	Dec. 31, 2009
Harmonized sales tax (HST) recoverable	151,402	$45,239
Mexican value added tax ("IVA") recoverable	1,748,754	1,493,337
Interest Receivable	40,377	9,116
Other	268,000	494,942
	$2,208,533	$2,042,634

Included in the IVA receivable at December 31, 2010 is $148,899 from 2007 and $729,273 from 2008 (2009: $52,515 from 2006, $167,307 from 2007 and $782,703 from 2008) due from the Mexican government. Although recoveries to date have been slow and intermittent, the Company has discussed its outstanding IVA receivables with the Mexican authorities and there is no reason to believe these amounts will not be recovered (with interest) within a year.

4.	MARKETABLE SECURITIES

At December 31, 2010, the Company holds the following marketable securities:

	December 31, 2010				Dec. 31, 2009
			Accumulated
	Number of		Unrealized
	Shares	Cost	Gains	Fair Value	Fair Value
Available-for-sale securities
Fresnillo PLC(1)	1,000	$10,570	$15,306	$25,876	$13,399
Canasil Resources Inc. Common Shares(2)	1,500,000	147,200	362,800	510,000	-
		157,770	378,106	535,876	13,399
Held for Trading
Canasil Resources Inc. Warrants(2)	750,000	2,800	140,200	143,000	-
		2,800	140,200	143,000	-

		$160,570	$518,306	$678,876	$13,399

(1) In 2008, the Company purchased 1,000 shares of Fresnillo plc, a company which holds a 56% interest in Minera Juanicipio, S.A. De C.V. (Note 6).

(2)  During the year ended December 31, 2010, the Company acquired, by way of private placement, 1.5 million units of Canasil Resources Inc. ("Canasil") as required under the Esparanza Option agreement (Note 7), for total consideration of $150,000.  The units are comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Canasil at a price of $0.15 until August 27, 2011.  As the price of Canasil's shares has since equaled or exceeded $0.30 per share for a period of ten consecutive trading days, Canasil has the right to accelerate the expiry date of the Warrants with at least 30 days written notice to MAG. As at December 31, 2010, notice had not been given to the Company.

During the year ended December 31, 2010 the Company recognized an unrealized gain of $375,277 ($9,283 for the year ended December 31, 2009) in other comprehensive loss on the above marketable securities designated as available-for-sale instruments.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

During the year ended December 31, 2010, the Company recognized an unrealized gain of $140,200 (Nil for the year ended December 31, 2009) in the statement of loss on the above marketable securities designated as held for trading instruments.

5.	EQUIPMENT AND LEASEHOLDS

	December 31, 2010
		Accumulated	Net book
	Cost	depreciation	value

Computer equipment	$222,514	$110,940	$111,574
Field equipment	$162,018	98,947	63,071
Leasehold improvements	7,666	1,916	5,750
	$392,198	$211,803	$180,395

	December 31, 2009
		Accumulated	Net book
	Cost	depreciation	value

Computer equipment	$133,367	$63,123	$70,244
Field equipment	150,744	71,918	78,826
	$284,111	$135,041	$149,070

6.           INVESTMENT IN MINERA JUANICIPIO S.A. DE C.V.

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate acquisitions the Company acquired a 100% interest in the Juanicipio Property in exchange for total consideration of $919,458. Of this amount, $656,125 was paid in cash and 366,667 common shares of the Company were issued at a value of $263,333.

Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the "Agreement") with Industrias Peñoles, S.A. de C.V. ("Peñoles"), the Company granted to Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting US$5,000,000 of exploration on the property over four years and Peñoles purchasing US$1,000,000 of Common Shares of the Company in two tranches for US$500,000 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. ("Minera Juanicipio") for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc ("Fresnillo") pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  In December 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

To capitalize Minera Juanicipio, the Company invested 63.40 million pesos ($6.025 million) into Minera Juanicipio while Peñoles invested 80.69 million pesos ($7.668 million). MAG then received a payout from Minera Juanicipio of 26.41 million pesos ($2.510 million) against its contribution of the Juanicipio mineral rights while Peñoles received 70.28 million pesos ($6.679 million) against its contribution of surface rights and the Company's 44% share of exploration costs incurred by Peñoles subsequent to the completion of their earn-in and up to December 31, 2007.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

Effective December 31, 2007 the Company concluded that the functional currency of Minera Juanicipio was the Mexican peso as expenditures in Minera Juanicipio were principally being incurred in pesos and funded by advances from the shareholders which were denominated in pesos. The Company translates its net investment in Minera Juanicipio using the current rate method with translation gains and losses recorded in other comprehensive loss which is a component of shareholders' equity, until there is a realized reduction in the net investment.

The Company owns a 44% interest in Minera Juanicipio. The Company's historical investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	Dec. 31, 2010	Dec. 31, 2009
Camp costs	$11,020	$13,957
Geological	117,083	184,109
Geophysical	-	2,835
Gov't fees and licenses	15,996	9,986
Travel	6,596	13,124
Site administration	15,751	6,397
Cash contributions to Minera Juanicipio	2,867,189	984,920
Total for the current period	3,033,635	1,215,328
Balance, beginning of year	8,610,350	8,166,747
	$11,643,985	$9,382,075
Translation adjustment	10,160	(771,725)
Balance, end of year	$11,654,145	$8,610,350

Summary of the audited financial information of Minera Juanicipio:

At December 31, 2010 the assets of Minera Juanicipio consisted of cash and short term investments in the amount of 10.5 million pesos ($842,700), value added taxes recoverable and other receivables in the amount of 10.9 million pesos ($879,000) and mineral, surface rights and exploration expenditures in the amount of 289.7 million pesos ($23.3 million).  Payables to Peñoles and other vendors for exploration work amounted to 3.5 million pesos ($284,900) while shareholders equity was 307.5 million pesos ($24.8 million).  There are no expenses or income in Minera Juanicipio, as all mineral, surface rights and exploration expenditures are capitalized.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

7.           MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

At December 31, 2010, the Company has the following mineral rights and deferred exploration costs (comparatives as at December 31, 2009 have been reclassified for presentation purposes):

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

	Year ended December 31, 2010
	(Batopilas)	Lagartos NW &	Cinco de
	Don Fippi	SE Properties	Mayo	Esperanza	Mojina	Other	Total
Acquisition costs of mineral
& surface rights
Bal., beginning of year	$1,422,672	$86,490	$3,003,721	$-	$-	$2,996,331	$7,509,214
Incurred during period	-	-	108,769	133,543	167,867	224,401	634,580
Less amounts written off	-	-	-	-	-	(814,776)	(814,776)
Balance, end of period	$1,422,672	$86,490	$3,112,490	$133,543	$167,867	$2,405,956	$7,329,018

Deferred exploration costs
Camp costs	$26,123	$40,547	$401,686	$7,375	$2,547	$69,600	$547,878
Drilling	16,571	522	6,834,086	-	-	376,194	7,227,373
Geochemical	2,991	6,686	1,439,267	257	913	26,842	1,476,956
Geological	89,308	205,143	1,363,594	30,850	23,259	165,654	1,877,808
Geophysical	-	197,078	612	215,489	234,943	295,917	944,039
Gov't fees and licenses	13,274	369,006	82,686	2,988	7,357	251,355	726,666
Metallurgical	-	-	112,953	-	-	-	112,953
Site administration	16,741	7,152	173,312	1,415	1,011	88,224	287,855
Travel	13,600	9,919	86,484	404	40	12,520	122,967
Transport and shipping	10,513	6,085	95,956	761	660	8,322	122,297
	189,121	842,138	10,590,636	259,539	270,730	1,294,628	13,446,792
Bal., beginning of year	4,954,714	9,907,735	17,901,130	-	-	4,670,340	37,433,919
Less amounts written off	-	-	-	-	-	(1,743,590)	(1,743,590)
Balance, end of period	$5,143,835	$10,749,873	$28,491,766	$259,539	$270,730	$4,221,378	$49,137,121

			Year ended December 31, 2009
	(Batopilas)			Cinco de	Sierra de
	Don Fippi	Lagartos NW	Lagartos SE	Mayo	Ramirez	Other	Total
Acquisition costs of
mineral & surface rights
Bal., beginning of year	$1,422,672	$50,032	$36,458	$1,373,416	$1,359,747	$2,636,735	$6,879,060
Incurred during period	-	-	-	1,630,305	166,156	359,596	2,156,057
Less amounts written off	-	-	-	-	(1,525,903)	-	(1,525,903)
Balance, end of period	$1,422,672	$50,032	$36,458	$3,003,721	$-	$2,996,331	$7,509,214

Deferred exploration costs
Camp costs	$28,880	$-	$109,371	$264,037	$66,458	$115,286	$584,032
Drilling	4,519	-	2,485,917	4,782,348	1,131,858	1,314,839	9,719,481
Geochemical	3,404	-	142,911	529,893	96,396	92,706	865,310
Geological	82,483	74	371,674	941,905	241,661	341,524	1,979,321
Geophysical	-	-	-	336,220	-	756	336,976
Gov't fees and licenses	12,181	100,862	97,528	143,442	53,125	173,855	580,993
Site administration	6,335	-	20,082	41,624	12,399	20,558	100,998
Travel	14,908	-	25,154	45,596	16,580	27,801	130,039
Transport and shipping	4,407	-	18,772	43,029	8,867	17,111	92,186
	157,117	100,936	3,271,409	7,128,094	1,627,344	2,104,436	14,389,336
Bal., beginning of year	4,797,597	1,204,960	5,330,430	10,773,036	565,271	2,565,904	25,237,198
Less amounts written off	-	-	-	-	(2,192,615)	-	(2,192,615)
Balance, end of period	$4,954,714	$1,305,896	$8,601,839	$17,901,130	$-	$4,670,340	$37,433,919

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

7.	MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (continued)

(a)	Don Fippi (Batopilas) Property
The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the Net Smelter returns obtained from the property. To December 31, 2010, the Company has incurred $5,143,835 in exploration costs on the property.

(b)           Lagartos Properties
The Company has acquired a 100% interest in exploration concessions on mining claims (Lagartos) on the Fresnillo trend to the northwest ("Lagartos NW") and southeast ("Lagartos SE") of the Juanicipio property. To December 31, 2010, the Company has incurred $1,487,638 in exploration costs on the Lagartos NW property and $9,262,235 in exploration costs on the Lagartos SE property.

(c)           Cinco de Mayo Property
Under the terms of an agreement dated February 26, 2004, the Company has acquired a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns royalty, in exchange for cash and share payments together worth US$1,000,000 and exploration expenditures of US$1,000,000 by July 26, 2009.  To December 31, 2010, the Company has paid $1,057,575 (US$900,000) in cash, issued 165,670 common shares at a value of $266,630 on the original property option, and has incurred $28,491,766 in exploration expenditures.

During the year ended December 31, 2008, the Company acquired a 100% interest in certain mining concessions internal to the Cinco de Mayo property from two separate vendors. The Company made a one-time payment of $445,065 (US$350,000) for these mining concessions.

During the year ended December 31, 2009, the Company acquired a 100% interest in certain mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors. The Company made a one-time payment of $445,198 for these mining concessions.

During the year ended December 31, 2009, the Company purchased surface rights in the Cinco de Mayo area for $789,253.

During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid US$40,000 upon executing the agreements, and in order to earn its 100% interest, the Company must pay an additional US$180,000 for these mining concessions, in stages through 2015.

(d)	Esperanza
During the year ended December 31, 2010, the Company entered into an option agreement with Canasil Resources Inc. ("Canasil") to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 km SE of the city of Durango on the border between Durango and Zacatecas States. Pursuant to the agreement, the Company paid $50,000 upon signing the agreement, and to earn its 60% interest the Company must make additional cash payments of $450,000 in stages to September 1, 2013 and incur exploration expenditures of $5,000,000 in stages to September 1, 2014, including committed first year drilling of 1,500 metres and expenditures of CAD$750,000.  To December 31, 2010, the Company had incurred $259,539 in exploration costs, but had not yet commenced drilling on the property.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

Under the terms of the agreement, MAG also agreed to acquire 1,500,000 units of Canasil at $0.10 per unit for a gross cost of $150,000, which closed on August 27, 2010 (see Note 4).  Under the terms of the agreement, the Company is required to further subscribe to a second private placement of $200,000 in Canasil shares prior to August 27, 2011. Subsequent to the year, the Company fulfilled this obligation (see "Subsequent Events").

(e)	Mojina Property
On March 30, 2010, the Company entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for US$1,250,000.  Under the terms of the agreement, the Company paid US$35,000 ($35,788) upon signing the agreement and an additional US$65,000 ($64,950) on April 14, 2010.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totalling $960,000 through 2015, of which $50,000 was paid subsequent to the year end, and incur cumulative exploration expenditures totalling $2,500,000 over five years to 2015. To December 31, 2010, the Company had incurred $270,730 in exploration costs.  On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned properties.

(f)           Other Properties
Other properties consist of the Zacatecas claims, the Lorena claims, the Nuevo Mundo claims, the Guigui claim options, the San Ramone claims, the Salemex claims and the Camino Duro claim options, all in Mexico.  The Company is required to make a cash payment of US$750,000 in July 2014 and incur another US$2,750,000 in exploration expenditures on the San Ramone claims by July 14, 2013, in order to maintain its acquisition rights under the San Ramone agreement. As at December 31, 2010, the Company has incurred $3,220,733 in acquisition costs on these properties and $5,964,968 in exploration costs on these properties.

During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in two additional mining concessions adjacent to the Company's Camino Duro property. The Company paid US$25,000 ($25,769) upon executing the agreements, and to earn its 100% interest the Company is required to pay an additional total of US$135,000 for these mining concessions, in stages through August 2013. After drilling in late 2010 returned poor assay results, the decision to drop the property was made, thereby alleviating the Company of any further option payments under the agreements.  During the year ended December 31, 2010, acquisition costs of $59,849 and deferred exploration costs of $337,491 were written off.

The Company had previously entered into two option agreements to earn a 100% interest in three concessions comprising the Salemex claims.  One of the option agreements is with a company with a common director. To date, the Company incurred $1,406,098 in exploration costs on the property, but exploration results failed to meet the Company's criteria for maintaining the option. As a result, during the year ended December 31, 2010, acquisition costs of $754,928 and deferred exploration costs of $1,406,098 were written off.

In prior years, during the year ended December 31, 2009 the Company wrote down acquisition and deferred exploration costs totalling $3,718,518 relating to the Sierra Ramirez property, and during the year ended December 31, 2008 the Company wrote down acquisition and deferred exploration costs totalling $1,221,019 related to the Sello property.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

8.           SHARE CAPITAL

(a)           Issued and outstanding

At December 31, 2010, there were 55,161,614 shares outstanding.

On May 18, 2010, the Company closed a brokered private placement for 4,603,500 common shares of the Company at a price of $7.65 per share for gross proceeds of $35,216,775. The Company paid a 5.0% commission to the underwriters of $1,760,839, and legal, syndicate, and filing costs totaled an additional $307,214.

During the year ended December 31, 2010, 1,241,545 stock options were exercised for cash proceeds of $3,398,991.

During the year ended December 31, 2009, 161,003 stock options were exercised for cash proceeds of $381,027.

During the year ended December 31, 2008, 1,137,000 share purchase warrants were exercised for proceeds of $11,370,000 and 1,064,370 stock options were exercised for cash proceeds of $1,482,195.

(b)           Stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers, employees and consultants. At the Annual General and Special Meeting of the Shareholders held on June 22, 2010 the Shareholders approved an amendment to the Company's Stock Option Plan (the "Plan") which fixed the maximum number of stock options that may be granted under the Plan to 5,453,839.  As at December 31, 2010, 338,085 stock options remain available for grant under the Plan.

The following table summarizes the Company's options:

	Year ended	Weighted	Year ended	Weighted
	Dec. 31,	average	Dec. 31,	average
	2010	exercise price	2009	exercise price
Balance outstanding,
beginning of year	3,881,341	$6.53	3,312,407	$6.59
Activity during the period
Options granted (1)	1,401,785	8.58	761,125	5.68
Options forfeited	(73,375)	7.84	(31,188)	13.50
Options exercised	(1,241,545)	2.74	(161,003)	2.37
Balance outstanding,
end of period	3,968,206	$8.42	3,881,341	$6.53

(1)  Included in options granted for the year ended December 31, 2010, are stock options to purchase 200,000 Common Shares at a price of $8.15 that were granted to a new senior officer of the Corporation.  These options were granted as "Inducement Options" outside of the Company's Plan as an inducement to the new executive officer to join the Corporation, and did not require shareholder approval.  The Inducement Options vest on March 1, 2011 (six months after the date of grant) and expire on September 1, 2015.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

The following table summarizes options outstanding and exercisable as at December 31, 2010:

	Number	Number	Weighted average	Weighted
	outstanding at	exercisable at	remaining	average
Exercise	December 31,	December 31,	contractual life	exercise
price	2010	2010	(years)	price
2.00	50,000	50,000	0.46
2.46	90,000	90,000	0.56
3.00	175,000	175,000	0.10
3.12	3,000	3,000	0.67
3.56	8,000	8,000	0.22
4.04	10,000	10,000	0.25
5.32	201,365	201,365	3.48
5.36	282,500	282,500	0.95
5.54	308,485	308,485	3.31
6.32	179,057	179,057	3.96
6.87	50,000	50,000	4.17
6.95	185,000	185,000	4.65
7.42	340,000	340,000	4.24
7.56	35,000	35,000	1.07
8.15	200,000	-	4.65
8.80	200,000	200,000	1.15
9.40	45,000	45,000	1.25
9.92	611,785	203,928	4.98
10.01	233,389	233,389	2.50
11.89	15,000	15,000	4.99
12.91	270,625	270,625	2.12
14.15	425,000	425,000	1.79
14.70	50,000	50,000	1.59
	3,968,206	3,360,349	2.94	$ 8.42

At the date the Agreements are entered into, the exercise price of each option is set no lower than the fair value of the common shares at the date of grant.

During the year ended December 31, 2010, the Company granted 1,401,785 stock options, (2009 - 761,125) and recorded $3,901,995 (2009 - $1,804,465) of compensation expense relating to stock options vested to employees and consultants in the period.  The stock-based compensation expense for the year ended December 31, 2010 (and 2009) was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 56% (2009 - 61%), an annual risk free interest rate of 2.12% (2009 - 2.04%) and expected lives of three years for both 2010 and 2009.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

9.           CAPITAL RISK MANAGEMENT

The Company's objectives in managing its liquidity and capital are to safeguard the Company's ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued share capital, contributed surplus, accumulated other comprehensive loss and accumulated deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at December 31, 2010, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through 2011.

10.           FINANCIAL RISK MANAGEMENT

The Company's operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)           Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company's credit risk has not changed significantly from the prior year.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

(ii)          Cash
In order to manage credit and liquidity risk the Company's policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)         Mexican value added tax
As at December 31, 2010, the Company had a receivable of $1,748,754 from the Mexican government for value added tax. Although full recovery is expected by management, recoveries to date have been intermittent.

The Company's maximum exposure to credit risk as at December 31, 2010 is the carrying value of its cash, accounts receivable and interest receivable, as follows:

	Dec. 31, 2010	Dec. 31, 2009
Cash	$39,825,071	$26,803,652
Accounts Receivable	2,208,533	2,042,634
	$42,033,604	$28,846,286

(b)           Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property commitments (see Note 7). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

As at December 31, 2010, the Company owned share purchase warrants included in marketable securities that are classified as derivatives and marked-to-market each reporting period. By holding these warrants, the Company is inherently exposed to various risk factors including market price risk and liquidity risk. The Company's overall liquidity risk has not changed significantly from the prior year.

(c)           Currency risk

The Company's functional currency is the Canadian dollar and therefore the Company's results from operations are impacted by fluctuations in the value of foreign currencies in relation to the Canadian dollar. The Company's foreign currency exposures comprise limited amounts of cash, value added taxes receivable, Investment in Minera Juanicipio, and accounts payable and accrued liabilities denominated in Mexican pesos and United States dollars. Several of the Company's options to acquire properties in Mexico may result in option payments by the Company denominated in Mexican pesos or in United States dollars. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  Appreciation in the Mexican peso or the United States dollar against the Canadian dollar will increase the Company's cost of operations. A decrease in the United States dollar or the Mexican peso against the Canadian dollar will result in a loss to the extent that the Company holds net monetary assets in either currency. The Company is also exposed to inflation risk in Mexico.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

There is a foreign exchange impact on the Company's net loss from the translation of foreign currency based expenses into Canadian dollars in each reporting period. All of the Company's foreign subsidiaries report their operating results in currencies other than the Canadian dollar. Therefore, exchange rate movements in the Mexican peso relative to the Canadian dollar will impact the consolidated results of the Mexican operations in Canadian dollar terms.

The sensitivity of the Company's net loss and other comprehensive loss for the period ended December 31, 2010 due to changes in the exchange rate for the Mexican peso in relation to the Canadian dollar is summarized in the following table expressed as the increase in the net loss and comprehensive loss for each 10% appreciation in the Canadian dollar:

Net loss	$185,359
Other comprehensive loss	808,970
Comprehensive loss	$994,329

A 10% depreciation in the Canadian dollar against the Mexican peso would have a similar decrease in net loss.

 (d)         Interest rate risk

The Company's interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income in 2010 and an increase in interest rates would result in higher relative interest income in 2010.

11.           FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company's financial instruments include cash, accounts receivable, interest receivable, marketable securities including warrants, and accounts payable and accrued liabilities. The carrying values of cash, accounts receivable, interest receivable, and accounts payable and accrued liabilities reported in the consolidated balance sheet approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security as at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

The fair value of held for trading warrants that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of possible alternative reasonable assumptions would not significantly affect the Company's results.

There were no financial instruments fair valued within Level 3 of the fair value hierarchy as at December 31, 2010.

12.           SEGMENTED INFORMATION

The Company operates in one segment, being the exploration of mineral properties in Mexico. Substantially all of the Company's long term assets are located in Mexico and the Company's executive and head office is located in Canada.

13.           RELATED PARTY TRANSACTIONS

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. ("Cascabel") and IMDEX Inc. ("IMDEX").  As of January 2006, these companies have a common director with the Company.  During the year ended December 31, 2010, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $256,868 (December 31, 2009 - $291,871) and exploration costs totaling $2,831,153 (December 31, 2009 - $2,982,276) under the Field Services Agreement.

The Company had previously entered into an option agreement with Cascabel for a portion of the Salemex property (Note 7(f)).  The property was written off during the year, but under the terms of the option agreement, a final option payment of US$50,000 was paid to Cascabel in December 2010.

The Company was a party to an office services agreement with Platinum Group Metals Ltd., a company with three common directors.  Although the agreement was terminated with effect at December 31, 2009, transitional office services were provided under the agreement as the Company moved to new offices.  During the year ended December 31, 2010, the Company paid Platinum Group Metals Ltd. $19,500 as transitional service fees under the expired office service agreement (December 31, 2009 - $135,751).

During the year ended December 31, 2009, the Company paid or accrued $87,444 under an office lease agreement with Anthem Works Ltd. ("Anthem"), a company with a common director.  The office lease with Anthem was terminated December 31, 2009 and the Company is operating as of January 1, 2010 from premises leased from an arm's length third party.

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

14.           COMMITMENTS

The Company's minimum payments under its five year office lease agreement are as follows:

2011	156,209
2012	156,209
2013	160,556
2014	160,556
$633,530

The Company is subject to various investigation, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company.  Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.

15.	INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying statutory Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	2010	2009	2008

Net Loss for the Period	$(12,823,370)	$(13,490,210)	$(5,872,889)
Statutory tax rates	28.50%	30.00%	31.00%
Recovery of income taxes computed at statutory rates	$3,654,660	$4,047,063	$1,820,596
Non-deductible expenses	(1,761,523)	(732,440)	(790,232)
Higher (Lower) effective tax rate on loss in foreign jurisdiction	88,256	(91,466)	(42,223)
Change in valuation allowance	(1,698,082)	(2,596,426)	(832,445)
Other	(283,311)	(626,731)	(155,696)
Income tax recovery	$-	$-	$-

The approximate tax effect of each item that gives rise to the Company's future income tax assets and liabilities as at December 31, 2010 and 2009 are as follows:

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

Years ended December 31	2010	2009	2008	Cumulative amount from April 21, 1999 to December 31, 2010
Operating activities
Operating activities under Canadian GAAP	$(6,648,200)	$(7,493,014)	$(3,128,963)	$(24,042,525)

Reclassification of deferred exploration costs (a)	(12,951,792)	(14,819,336)	(12,976,644)	(53,875,040)

Operating activities under US GAAP	$(19,599,992)	$(22,312,350)	$(16,105,607)	$(77,917,565)
Investing activities
Investing activities under
Canadian GAAP	$(16,878,094)	$(18,346,922)	$(17,619,914)	$(74,697,895)
Reclassification of deferred exploration costs (a)	12,951,792	14,819,336	12,976,644	53,875,040
Investing activities under US GAAP	$(3,926,302)	$(3,527,586)	$(4,643,270)	$(20,822,855)

Financing activity
Financing activity under
Canadian and US GAAP	$36,547,713	$381,027	$12,864,131	$138,813,619

		2010	2009
Canadian operating loss carryforwards		$5,301,729	$3,657,703
Mexican operating loss carryforwards	(1)	1,651,115	13,263,426
Excess of tax value of mineral rights and deferred exploration costs over book values	(1)	563,578	-
Canadian capital losses carried forward		31,553	31,553
Cumulative eligible capital		130,540	599,290
Share issuance costs and other		578,493	459,267
Total future income tax assets		8,257,008	18,011,239
Less valuation allowance		(8,257,008)	(6,558,926)
Net future income tax assets		-	11,452,313
Future income tax liability Excess of book value of mineral rights and deferred exploration costs over tax values	(1)	-	(11,452,313)
Net future income tax assets		$-	$-

(1) Subsequent to the year ended December 31, 2010, in accordance with an administrative interpretation by the Mexican tax authorities, the Company filed amended tax returns in Mexico for the years 2006 through 2009 with the effect of converting some of its tax loss carryforwards into capital assets for tax purposes, the impact of which is reflected above.

At December 31, 2010, the Company has non-capital loss carryforwards in Canada aggregating $21,207,000 which expire over the period between 2011 and 2030, available to offset future taxable income, and the Company has capital loss carryforwards in Canada of $252,000 which are available only to offset future capital gains for Canadian tax purposes and may be carried forward indefinitely.

At December 31, 2010, the Company has tax loss carryforwards in Mexico aggregating $5,897,000 which expire in 2018 and 2019, available to offset future taxable income.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

16.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP and from practices prescribed by the United States Securities and Exchange Commission ("SEC").

Consolidated Balance Sheets

The significant measurement differences between Canadian GAAP and U.S. GAAP with respect to the Company's consolidated balance sheets as at December 31, 2010 and 2009 are as follows:

As at December 31	2010	2009
		(Restated)
		See (c)
Total assets under Canadian GAAP	111,098,968	82,653,538
Adjustment to exploration expenditures (a)	(49,137,121)	(37,433,919)
Cumulative adjustment to mineral and surface rights (b)	(601,000)	(601,000)
Adjustment to investment in JJV (c)	(7,869,056)	(4,986,689)
Total assets under US GAAP	53,491,791	39,631,930

Total liabilities under Canadian and US GAAP	2,320,261	1,076,606

Shareholders' equity under Canadian GAAP	108,778,707	81,576,932
Cumulative mineral properties adjustment (a)	(49,137,121)	(37,433,919)
Cumulative adjustment to mineral and surface rights (b)	(601,000)	(601,000)

Cumulative share of loss in significantly influenced investment (c)	(8,642,154)	(5,730,870)

Cumulative adjustment to accumulated other comprehensive income (c)	773,098	744,181
Shareholders' equity under US GAAP	51,171,530	38,555,324

Total liabilities and shareholders' equity under US GAAP	53,491,791	39,631,930

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

16.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Loss and Comprehensive Loss

				Cumulative
				amount from
				April 21,
				1999 to
				December 31,
Years ended December 31	2010	2009	2008	2010
		(Restated)	(Restated)
		See (c)	See (c)
Net loss under Canadian GAAP	(12,823,370)	(13,490,210)	(5,872,889)	(48,248,673)
Deferred exploration costs (a)	(11,703,202)	(12,196,721)	(12,234,460)	(49,137,121)
Amortization of mineral rights (b)		-	-	(601,000)
Loss in significantly influenced investment (c)	(2,911,284)	(1,780,959)	(2,203,269)	(8,113,475)
		-	-
Net loss under US GAAP	(27,437,856)	(27,467,890)	(20,310,618)	(106,100,269)

Other comprehensive income (loss) under Canadian GAAP	385,437	(762,442)	(310,912)	(1,404,695)
Adjustment to other comprehensive income
(loss) under US GAAP (c)	28,917	91,715	168,899	773,098
Comprehensive loss under US GAAP	(27,023,502)	(28,138,617)	(20,452,631)	(106,731,866)

Basic and diluted loss per share under US GAAP	$(0.52)	$(0.56)	$(0.42)

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

16.           DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Cash Flows

Years ended December 31	2010	2009	2008	Cumulative amount from April 21, 1999 to December 31, 2010
Operating activities
Operating activities under Canadian GAAP	$(6,648,200)	$(7,493,014)	$(3,128,963)	$(24,042,525)

Reclassification of deferred exploration costs (a)	(12,951,792)	(14,819,336)	(12,976,644)	(53,875,040)

Operating activities under US GAAP	$(19,599,992)	$(22,312,350)	$(16,105,607)	$(77,917,565)
Investing activities
Investing activities under
Canadian GAAP	$(16,878,094)	$(18,346,922)	$(17,619,914)	$(74,697,895)
Reclassification of deferred exploration costs (a)	12,951,792	14,819,336	12,976,644	53,875,040
Investing activities under US GAAP	$(3,926,302)	$(3,527,586)	$(4,643,270)	$(20,822,855)

Financing activity
Financing activity under
Canadian and US GAAP	$36,547,713	$381,027	$12,864,131	$138,813,619

				Cumulative
				amount from
				April 21,
				1999 to
				December 31,
Years ended December 31	2010	2009	2008	2010
Operating activities
Operating activities under
Canadian GAAP	$(6,648,200)	$(7,493,014)	$(3,128,963)	$(24,042,525)
Reclassification of deferred exploration
costs (a)	(12,951,792)	(14,819,336)	(12,976,644)	(53,875,040)
Operating activities under US GAAP	$(19,599,992)	$(22,312,350)	$(16,105,607)	$(77,917,565)

Investing activities
Investing activities under
Canadian GAAP	$(16,878,094)	$(18,346,922)	$(17,619,914)	$(74,697,895)
Reclassification of deferred
exploration costs (a)	12,951,792	14,819,336	12,976,644	53,875,040
Investing activities under US GAAP	$(3,926,302)	$(3,527,586)	$(4,643,270)	$(20,822,855)

Financing activity
Financing activity under
Canadian and US GAAP	$36,547,713	$381,027	$12,864,131	$138,813,619

(a)            Exploration expenditures

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP, exploration expenditures can only be deferred subsequent to the establishment of economically exploitable reserves.  For US GAAP purposes the Company therefore expensed its exploration expenditures.

(b)           Mineral and surface rights acquisition costs

Previously, under US GAAP, the costs of acquisition of mineral property rights were generally classified as intangible assets and were amortized over their useful life, which in the case of a mineral right on a property without proven and probable reserves, was the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights are generally considered as tangible property.  As a result, for US GAAP purposes, the Company had previously amortized the cost of the mining rights acquired in prior years on a straight line basis over the period that further exploration was expected to occur on the properties which varied from 15 months to 31 months.  In 2004 the Financial Accounting

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Standards Board in the U.S. concluded that mineral rights have the characteristics of tangible assets.  The effect of this new standard is that mineral rights are no longer required to be amortized to the extent they are considered tangible assets until such date as they are commercially exploited.  The Company adopted this standard effective January 1, 2004 on a prospective basis and is therefore no longer amortizing the cost of acquiring mineral property rights

(c)           Equity in significantly influenced investment and Restatement

Under Canadian GAAP, the investment in the Juanicipio Joint Venture ("JJV") is accounted for under the equity method for which there is no material difference from US GAAP, except that the underlying results of operations are adjusted to conform with US GAAP prior to the calculation of the Company's share of equity income (loss).  The significant conforming adjustment to the operating results relates to the accounting for mineral exploration expenditures. The adjustment to earnings for US GAAP purposes also impacts the cumulative translation adjustment recorded in accumulated other comprehensive income.

During the year ended December 31, 2010, the Company determined that it had not been correctly accounting for its share of the loss of the JJV.   Prior to 2010, the Company had only accounted for a portion of the exploration expenses as an expense in the JJV under US GAAP, and as such, the following adjustments have been made to the 2009 and 2008 reconciliation to US GAAP:

Consolidated balance sheet as at December 31, 2009

	As previously reported	Impact of restatement	As restated
Total assets under US GAAP	43,447,178	(3,815,248)	39,631,930
Shareholders equity under US GAAP	42,370,572	(3,815,248)	38,555,324

Consolidated Statement of Loss and Comprehensive Loss

	As previously reported	Impact of restatement	As restated
For the year ended December 31, 2009
Net loss under U.S. GAAP	(25,739,844)	(1,728,046)	(27,467,890)
Comprehensive loss under US GAAP	(26,324,791)	(1,813,826)	(28,138,617)
Basic and diluted loss per share under US
GAAP	(0.53)	(0.03)	(0.56)

For the year ended December 31, 2008
Net loss under U.S. GAAP	(18,182,914)	(2,127,704)	(20,310,618)
Comprehensive loss under US GAAP	(18,451,209)	(2,001,422)	(20,452,631)
Basic and diluted loss per share under US
GAAP	(0.38)	(0.04)	(0.42)

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)           Uncertain tax positions

Effective January 1, 2007, the Company adopted for U.S. GAAP purposes, the FASB issued ASC 740-10 guidance on Accounting for Uncertainty in Income Taxes.  This guidance prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This adoption had no impact on the Company's consolidated financial statements prepared under U.S. GAAP. The Company has not de-recognized any tax benefits or recognized any changes in the classification of tax liabilities during the year ended December 31, 2010.

e)           Recent U.S. Accounting Pronouncements

Variable Interest Entities

In June 2009, the FASB issued ASC guidance that requires an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a variable interest entity ("VIE"). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. This guidance also will require ongoing reassessments of the primary beneficiary of a VIE. The new guidance is effective for the Company's fiscal year beginning January 1, 2010.  Adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-09 "Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees".  This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Transition to International Financial Reporting Standards

The Company will report consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for 2011, with comparative figures for the corresponding periods for 2010.  As such the Company will not be presenting a reconciliation to US GAAP in future periods.

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated schedule of share capital since inception

(expressed in Canadian dollars)

	Common shares without par value
	Number	Price	Amount
For cash	1,500,000	$0.10	$150,000
Balance, December 31, 1999	1,500,000		150,000
For cash	1,500,000	0.16	240,222
Balance, December 31, 2000, 2001, 2002	3,000,000		390,222
For cash	11,500,000	0.50	5,109,766
Conversion of special warrants	2,400,000	0.16	375,000
Agent's administration	10,000	0.50	5,000
For finders' fee	500,000	0.50	250,000
For mineral property	200,000	0.50	100,000
Issuance to acquire Lexington	200,000	0.90	180,000
For cash on exercise of warrants	5,183,995	0.20 - 0.75	3,068,996
For cash on exercise of stock options	100,000	0.20 - 0.50	26,000
Balance, December 31, 2003	23,093,995		9,504,984
For mineral properties	1,358,793	0.62 - 2.00	1,578,752
For cash on exercise of warrants	1,236,750	0.20 - 0.75	480,562
For cash on exercise of stock options	140,000	0.20 - 0.77	68,070
Balance, December 31, 2004	25,829,538		11,632,368
For cash	7,201,176	0.94	6,771,672
For mineral properties	1,654,679	0.70 - 0.95	1,337,289
For cash on exercise of warrants	1,400,755	0.50 - 0.75	1,046,566
For cash on exercise of stock options	105,500	0.20 - 0.50	24,290
Balance, December 31, 2005	36,191,648		20,812,185
For cash pursuant to private placement	245,716	2.35	577,433
For mineral properties	85,043	2.25 - 2.75	204,431
For cash on exercise of warrants	944,503	1.35	1,275,079
For cash on exercise of stock options	461,700	0.50 - 4.04	564,814
Balance, December 31, 2006	37,928,610		23,433,942
For cash pursuant to private placements	5,760,000	7.25 - 15.50	59,955,443
For cash on exercise of warrants	2,883,486	1.35 - 10.00	6,468,783
For cash on exercise of stock options	382,100	0.50 - 9.40	1,247,472
Balance, December 31, 2007	46,954,196		91,105,640
For cash on exercise of warrants	1,137,000	10.00	13,588,444
For cash on exercise of stock options	1,064,370	0.50 - 5.36	2,328,932
Balance, December 31, 2008	49,155,566		107,023,016
For cash on exercise of stock options	161,003	1.06 - 5.54	591,833
Balance, December 31, 2009	49,316,569		$107,614,849
For cash pursuant to private placement	4,603,500	7.65	33,148,722
For cash on exercise of stock options	1,241,545	1.00 - 6.32	5,257,541
Balance December 31, 2010	55,161,614		$146,021,112

MAG SILVER CORP.
(An exploration stage company)
Notes to the Consolidated Financial Statements

17.	SUBSEQUENT EVENTS

Subsequent to December 31, 2010, the Company:

a)	Issued 184,273 common shares pursuant to the exercise of stock options between $3.00 and $5.54 per share for aggregate proceeds of $568,207.

b)
Signed a subscription agreement for 400,000 units of Canasil, at a price of $0.50 per unit and paid total consideration of $200,000, fulfilling its obligation under the Esparanza Option agreement (Note 7d) to further subscribe in a private placement of $200,000 in Canasil shares prior to August 27, 2011.  The units are comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Canasil at a price of $0.70 within one year of closing.  If, beginning six months following the closing of the private placement, the closing price of Canasil's shares equals or exceeds $1.40 per share for a period of ten consecutive trading days, Canasil will have the right to accelerate the expiry date of the Warrants with at least 30 days written notice to MAG.

MAG SILVER CORP. (An exploration and predevelopment stage company) Annual Management Discussion & Analysis For the year ended December 31, 2010
Dated: March 31, 2011

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE-A: MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

OVERVIEW

MAG Silver Corp. ("MAG" or the "Company") is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE Amex under the symbol MVG.  The Company is a "reporting issuer" in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a "reporting foreign issuer" in the USA.

The following management discussion and analysis ("MD&A") of MAG focuses on the financial condition and results of operations of the Company for the years ended December 31, 2010 and 2009.  It is prepared as of March 29, 2010 and should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2010 and the audited consolidated financial statements of the Company for the year ended December 31, 2009, together with the notes thereto.  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

The Company believes it is a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company's common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company's common shares are encouraged to consult their own tax advisers.

Except for historical information contained in this MD&A, the disclosures contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under "Risks and Uncertainties" in this MD&A and other risk factors and forward-looking statements listed in the Company's most recently filed AIF.  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on SEC's EDGAR website at www.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a "Qualified Person" for purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("National Instrument 43-101") and or prepared by or under the supervision of Dan MacInnis P. Geo., a certified professional geologist who is a "Qualified Person" for purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("National Instrument 43-101").

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This MD&A uses the terms "Inferred Resources" and "Indicated Resources". MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission ("SEC") does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

2

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

SELECTED ANNUAL INFORMATION AND OVERALL PERFORMANCE

The following table summarizes selected financial data for the Company's three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements and related notes thereto.

	Year ended Dec. 31, 2010	Year ended Dec. 31, 2009	Year ended Dec. 31, 2008
Revenues(1)	$322,403	$298,506	$1,964,680
Net Loss(2)	$(12,823,370)	$(13,490,210)	$(5,872,889)
Net Loss per Share	$(0.24)	$(0.27)	$(0.12)
Total Assets(3)	$111,098,968	$82,653,538	$95,147,510
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Notes:
(1)
The Company's only source of revenue during the years ending December 31, 2008 to 2010 was interest revenue from GIC's and from high interest savings accounts held by the Company.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the year referenced and prevailing interest rates.

(2)
The normal course of business of the Company is to explore its mineral properties as appropriate. The loss variation in the above table reflects, amongst other things, the periodic write-down of mineral rights and deferred exploration costs, stock compensation expense (a non-cash charge), and fluctuations in activity levels. The current year's net loss includes $2,558,366 in mineral property costs written off (see "Results of Operations" below) compared to $3,718,518 and $1,221,019 in 2009 and 2008 respectively, and stock compensation expense of $3,091,995 compared to $1,804,465 and $2,539,011 in 2009 and 2008 respectively. Excluding the effect of property costs written off and stock compensation expense from the recorded annual net loss, the amounts become $7,173,009; $7,967,228; and $2,112,859 for 2010, 2009, and 2008 respectively.

(3)
Total assets increased from December 31, 2009 to 2010 primarily as a result of the Company's higher cash balance and increased deferred exploration costs.  The higher cash balance resulted from a completed brokered private placement financing that closed on May 18, 2010, whereby the Company issued 4,603,500 common shares of the Company at a price of $7.65 per share for gross proceeds of $35,216,775. The increased deferred exploration costs are reflective of the continued exploration on its mineral properties during the year. At the end of 2010, the Company held $39,825,071 in cash compared to $26,803,652 at December 31, 2009 and $52,262,561 at December 31, 2008, and the Company had $49,137,121 in deferred exploration costs compared to $37,433,919 at December 31, 2009 and $25,237,198 at December 31, 2008.

The Company has not declared or paid dividends on its common shares.  The Company has no intention of paying dividends on its common shares in the near future, as it anticipates that all available funds will be used to finance the operations and growth of its business.

FINANCIAL PERFORMANCE

At December 31, 2010, the Company had cash and cash equivalents on hand of $39,825,071 versus $26,803,652 at December 31, 2009.  The increase in cash over the prior period is a result of a completed bought deal financing that closed on May 18, 2010 for net proceeds of $33,148,722 (see "Liquidity and Capital Resources" below).

3

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

The Company's net loss for the year amounted to $12,283,370 for the year ended December 31, 2010 as compared to $13,490,210 in 2009.  The decreased loss in 2010 compared to 2009 was primarily due to less mineral property costs written off in the year. The current year's net loss includes $2,558,366 in property costs written off as the Salemex and Camino Duro projects were abandon (see "Results of Operations" below), compared to $3,718,518 in 2009.  Also included in the net loss for the year is a non-cash charge for stock compensation expense of $3,091,995 compared to $1,804,465 in 2009, on 1,401,785 stock options granted in the year (2009: 761,125).  Included in these grants were 435,000 stock options granted to two new senior officers of the Company, as the Company hired a new Chief Financial Officer and a Vice President of Operations to support the Company's growth. The fair value of all stock-based compensation is estimated using the Black-Scholes-Merton option valuation model.

Legal fees incurred during the year ended December 31, 2010 of $3,196,063 (2009 - $3,048,507) continued to be high, as a result of the ongoing costs related to the arbitration proceedings against Fresnillo plc ("Fresnillo")  with the ICC in Paris (see "Fresnillo Arbitration" below).  Shareholder relations expenses of $327,265 decreased in 2010 compared to $714,809 in 2009 when MAG was exposed to substantial costs in shareholder communications, particularly related to the take-over defense and the protracted OSC proceedings as a result of Fresnillo's intended hostile bid announced in late 2008. Accounting and audit fees for the year ended December 31, 2010 of $687,782 increased from $456,761 in 2009, as the Company incurred substantial advisory costs on tax and strategic planning in Mexico. The Company has internally restructured its Mexican property holdings to more effectively hold them in Mexico.  Properties with common attributes have been grouped together into separate Mexican subsidiaries in order to provide the Company with more flexibility in managing its properties.  The foreign exchange loss for the year ended December 31, 2010 decreased to $173,121 from $619,805 in 2009, due to the Mexican Peso being more stable against the Canadian Dollar in 2010.

Other expenses incurred during the year ended December 31, 2010 including amortization ($76,762 in 2010 compared to $73,670 in 2009), filing and transfer agent fees ($140,048 in 2010 compared to $196,025 in 2009), general office and property investigation costs ($723,449 in 2010 compared to $884,597 in 2009), management and consulting fees ($1,990,699 in 2010 compared to $1,984,515 in 2009), and travel costs ($320,423 in 2010 compared to $287,045 in 2009) were all comparable with the prior year's expense.

Net interest income earned for the year ended December 31, 2010 increased to $322,403 compared to $298,506 for the previous year, reflecting higher cash balances on hand during the current year. During the year ended December 31, 2010, the Company also recognized an unrealized gain of $140,200 (Nil for the year ended December 31, 2009) on marketable securities held and designated as held for trading instruments. During the year ended December 31, 2010 the Company also recognized an unrealized gain of $375,277 ($9,283 for the year ended December 31, 2009) in other comprehensive loss on marketable securities held and designated as available-for-sale instruments.

RESULTS OF OPERATIONS

During the year ended December 31, 2010, the Company incurred $634,580 in property acquisition costs (2009: $2,156,057), $13,446,792 in exploration costs (2009: $14,389,336), and $3,033,635 on the Juanicipio property (2009: $1,215,328).  On the Juanicipio property, drilling was conducted by the project operator Fresnillo where the Company's share of costs is funded through its 44% interest in Minera Juanicipio S.A. de C.V. ("Minera Juanicipio") (see below).  The combined 2010 expenditures of $17,115,007 (2009: $17,760,721) exceeded the 2010 final exploration budget of $15 million by approximately $2.1 million, which was attributable primarily to the Cinco de Mayo property where drilling results continued to demonstrate a high exploration and resource potential and justified continued exploration and additional expenditures.  During the year ended December 31, 2010 both the Salemex and Camino Duro projects were written off at $2,161,026 and $397,340 respectively (2009: $3,718,518), as exploration results did not meet the Company's criteria for maintaining the property (see below).

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG's profile on the SEDAR website at www.sedar.com and on SEC's EDGAR website at www.sec.gov.

Juanicipio Property

The Company owns 44% of Minera Juanicipio, a Mexican incorporated joint venture company, which owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Fresnillo holds the remaining 56% interest in the joint venture and is the project operator.  The Juanicipio property hosts at this time two significantly identified high grade silver (gold/lead and zinc) veins: the Valdecañas Vein and the Juanicipio Vein.

4

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

In 2010 a total of 28,401 metres of diamond drilling was completed on the Juanicipio property.  Of that total, 11,336 metres were drilled on the Valdecañas Vein; 9,138 metres on the Juanicipio Vein; and 7,927 metres were drilled on testing "other" targets. The 2010 drill program continued to yield high grade silver, gold, lead and zinc assays.  Since drilling began in 2003, approximately113 bore holes have been completed to December 31, 2010.  Collectively these intersections combine to show the high grade silver/gold Valdecañas Vein to have a vertical height of almost 450 metres (starting at 350m below surface) and have established a strike length for this zone of approximately 1,500 metres from the eastern to northwestern boundary of the property.

On the Juanicipio Property, drilling is conducted by the project operator Fresnillo, with the Company's share of costs funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent directly to cover other costs related to direct oversight of the field and drilling programs executed on the property. For 2010, the Company's joint venture expenditures amounted to $3,033,635, comprising $2,867,189 as its 44% share of cash advances, and a further $166,446 expended directly by the Company on project oversight. Drilling in 2010 was primarily directed to the Valdecañas Vein in order to convert a substantial portion of the Inferred Resource to an Indicated Resource. Work was also designed to explore along the Juanicipio Vein for a potential bonanza zone and the drilling in "other" areas continued the search for other as yet undiscovered veins elsewhere on the Juanicipio property.

Several holes in the 2010 exploration program at Valdecañas intersected very wide and high grade silver mineralization in the footwall vein along the western end of the Valdecañas Vein.  The best intercept was Hole JA which returned 5.66 metres, grading 1,241 grams per tonne ("g/t") silver (36.2 ounces per ton ("opt")), 0.27 g/t gold, 1.05% lead and 2.36% zinc. Some of the earlier drill holes intersected the footwall vein but many of these early holes were not continued far enough to reach the footwall vein.  At this time, there appears to be excellent exploration potential to add incremental but not insignificant silver resources and extend the footwall vein down dip and to the west to the boundary of the joint venture. Hole KG3 intersected the footwall vein and returned a robust 11.84 metres with 0.97 g/t gold, 324 g/t silver and 3.76% lead plus zinc.  Drill results previously disclosed may be found on SEDAR at www.sedar.com and on SEC's EDGAR website at www.sec.gov or detailed in press releases on the Company's website at www.magsilver.com.

In July of 2010, Minera Juanicipio engaged AMC Mining Consultants (Canada) Ltd ("AMC") to undertake a prefeasibility study for the development of a 'standalone' underground silver mine on the Valdecañas Vein.  The prefeasibility study was commissioned as one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed. During the preparation phase of the 'standalone' prefeasibility study, it became apparent that a realistic and practical mine plan could not be properly proposed or designed if it was only to include or be based on Indicated Resources, as required by Canadian National Instrument 43-101.  In order to better serve the objectives of the Juanicipio joint venture, AMC has been mandated by the Technical Committee of Minera Juanicipio to include both Inferred and Indicated resources in this independent "standalone" mine development study.  The Company has therefore taken the position that in order to comply with applicable Canadian regulatory requirements, subject to AMC's consent, the study will be issued as an updated preliminary economic assessment and titled as a "Scoping Study Update, 2011" ("2011 Study Update"). Although termed an 'update' the highly detailed study is being conducted to an industry standard to allow Minera Juanicipio to move ahead with the project.

A preliminary working draft of the study was received by Minera Juanicipio in late February 2011 and the Technical Committee of the joint venture is carrying out a peer review of the document. Both MAG and Fresnillo jointly provided opinions and suggestions whereby certain optimizations of the study could be attained. Although no assurances can be made regarding AMC's timing for delivery, a revised draft of the study is expected very early in the second quarter of 2011, and a final report shortly thereafter.  The Technical Committee agreed at its meeting in January 2011 to revisit the approved 2011 Minera Juanicipio budget once the report was finalized, to consider the recommendations in the report (see "Outlook" below).

5

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

In December 2010, the Company announced an independent updated mineral resource estimate for the Juanicipio Property made by Scott Wilson Roscoe Postle Associates Inc. ("SWRPA").  The updated mineral resource estimate was based on drill results available to September 8, 2010 and used methods similar to the previous estimate of March 2009.   A National Instrument 43-101 technical report, entitled "Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico," documenting the mineral resource estimate was filed on January 18, 2011 on SEDAR at www.sedar.com and subsequently on SEC's EDGAR website at www.sec.gov. In the 2010 updated mineral resource, a 77% increase in Indicated tonnes shows a much larger high grade mineral inventory, when compared to the 2009 Scoping Study (see www.sedar.com).  The increase was largely achieved by infill drilling which elevated over 2 million tonnes from the Inferred category to Indicated.  Using mining rate estimates from our 2009 Scoping Study, these increases could possibly add over 3 years to the estimated mine life envisioned in that Study.

The AMC 2011 Study Update in progress will not include all of the resources included in the SWRPA estimation but will focus on the Valdecañas Vein and the Hanging wall and portions of the Footwall vein. The remaining resources will come into the mine planning process as more drilling and pre-development work is completed in the future.

Total (100%) Indicated resources on the Juanicipio property now stands at 110.8 million ounces of silver, 321 thousand ounces of gold, and 624 million pounds of lead and zinc. Total (100%) Inferred resources on the Juanicipio Property now stands at 93.3 million ounces of silver, 387 thousand ounces of gold, and 726 million pounds of lead and zinc (see Table 1).

Table 1: Updated 2010 mineral resource estimate for the Juanicipio Property made by SWRPA
Resources	Tonnes	Silver (Ag)	Silver Ounces (Millions)	Gold (Au) g/t	Lead (Pb) %	Zinc (Zn) %	NSR* US$ / tonne
Total Indicated	5,200,000	662 g/t (19.3 opt)	110.8 (48.7 - MAG 44%)	1.92	1.78	3.66	$352
Total Inferred	7,720,000	376 g/t (10.9 opt)	93.3 (41.1 - MAG 44%)	1.56	1.53	2.74	$224

Indicated Mineral Resources are now estimated to total 5.2 million tonnes of 662 g/t (19.3 opt) silver, 1.92 g/t gold, 1.78% lead, and 3.66% zinc at an NSR cut-off value of US$50 per tonne.  Total contained metals in the Indicated Resource are 110.8 million ounces of silver, 321,300 ounces of gold, 204.4 million pounds of lead, and 419.7 million pounds of zinc.  At the same cut-off value of US$50 per tonne, Inferred Mineral Resources are estimated to total 7.72 million tonnes of 376 g/t (11.0 opt) silver, 1.56 g/t gold, 1.53% lead, and 2.74% zinc.  The Inferred Resources contain an additional 93.3 million ounces of silver, 387,200 ounces of gold, 260.7 million pounds of lead, and 466.1 million pounds of zinc.

The Mineral Resources for the Juanicipio Property disclosed in this MD&A have been estimated by Mr. David Ross, P.Geo., an employee of Scott Wilson RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). Mr. Ross, P.Geo. has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate.

The resource calculation completed in 2010 also included a first resource estimate for the Juanicipio Vein, the second significant vein on the property. It is estimated to contain an inferred 260,000 tonnes grading 553 g/t silver (16.1 opt) and 4.37 g/g gold for almost 5.2 million ounces of silver and 40,000 ounces of gold. Four other holes located deeper on the same east end (See Hole 17.5R below) were not included in this resource estimation as they were drilled subsequent to the resource update, and are estimated to have a weighted average of 1.89 metres true width  grading 1,555 g/t silver (45.3 opt) and 2.42 g/t gold, 1.72% lead and 2.76% zinc. Collectively the holes reveal the emergence, for the first time, of a significant and high grade ore shoot on the Juanicipio vein.  As with the Footwall vein this zone is potentially adding incremental though not insignificant silver ounces to the global resource of the Juanicipio Property. The Juanicipio Vein drilling continues to trace the vein to the west where it remains open. Drill results previously disclosed may be found on SEDAR at www.sedar.com and on SEC's EDGAR website at www.sec.gov or detailed in press releases on the company website at www.magsilver.com.

6

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

Also in 2010, drilling on a structure mid-way between the western portion of the Valdecañas Vein and the Juanicipio Vein intersected a possible new and well-mineralized vein, as yet unnamed.  This vein is believed to have been intersected at a high angle indicating a north dipping attitude (opposite to the known veins in Juanicipio, but comparable to known veins in the Fresnillo Mine area).  The true width is estimated at 2.75 metres and grades 490 g/t silver (14.3 opt), 0.94 g/t gold and negligible base metal values.

Subsequent to the year end, in February of 2011, the Company reported that drilling in Hole 17.5R on the Juanicipio Vein cut another high grade intercept: 1.72 metres (true thickness) grading 1,597 g/t (46.5 opt) silver, 6.92 g/t (0.20 opt) gold, 0.81% lead and 2.06% zinc.  A 0.73 metre section within this intercept assayed 3,470 g/t silver (101.2 opt), 15.45 g/t gold (0.45 opt) and 1.65% lead and 4.44% zinc. Hole 17.5R lies approximately 50 metres below Hole 18R that cut 1.56 metres (true thickness) grading 4,223 g/t (123 opt) silver, 2.97 g/t gold, 5.57% zinc, and 3.00% lead. Both of these holes lie 100-150 metres below and outside of the Juanicipio Vein Inferred Resource, which includes 4.7 million ounces of silver at a grade of 553 g/t (16.1 opt) (See Press Releases dated February 28, 2011 and December 1, 2010).  Drilling of Hole 17Q, 200 metres to the east in the Juanicipio Vein, is in progress.

Subsequent to year end, the Board of Minera Juanicipio approved a preliminary 2011 budget of US$4.5 million to cover drilling proposed for 2011 exploration, and agreed to revisit the budget after reviewing the recommendations contained in the 2011 Study Update. This budget review could result in an increase in the overall 2011 expenditures (see "Outlook" below). Planned drilling of 20 holes in 2011 will be directed to the Valdecañas Vein in order to continue to move a substantial portion of the Inferred Resources to Indicated Resources. Work will also continue to explore along the Juanicipio Vein for a potential bonanza zone and delineation of an emerging ore shoot on the east end of the vein. The 2011 program is also mandated to continue the exploration for other veins and the follow up of the structure/vein intersected in Hole 37P.

Although progress continues on the Juanicipio property, the Company continues to advise Fresnillo that it supports a faster track development program for the Valdecañas Vein in accordance with industry's best practices in order to ensure the best financial results for the property.

Cinco de Mayo Property

Cinco de Mayo is a district scale project owned 100% by the Company.  The Cinco de Mayo a 15,000 hectare property is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua Sate, Mexico, and is the most advanced of MAG's four Carbonate Replacement Deposit ("CRD") style targets.

During the year ended December 31, 2010, approximately 67,417 metres were drilled in 175 holes. The 2010 program, initially budgeted at approximately $4.7 million dollars, started very aggressively with 5 drills to outline and delineate the Pozo Seco Molybdenum-Gold Zone (see below).  The zone remained open to the NW and airborne geophysical results and surface work indicated a further 1.5 kilometre of strike length was highly probable. Exploration results warranted accelerated and expanded programs, and the Company revaluated its exploration plans during the third quarter and revised its 2010 Cinco de Mayo budget to $8.8 million.  By year end, the Company had spent $10,699,405 in exploration and acquisition costs at Cinco de Mayo (2009: $8,758,399) exceeding budgeted expenditures as drilling results continued to demonstrate a high exploration and resource potential to justify the additional exploration activity.

Pozo Seco Molybdenum-Gold Zone - Mineral Resource Estimate

7

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named "Pozo Seco" in the western part of the project area. In 2010, Pozo Seco quickly developed to a substantial size and grade.  Contiguous holes outlined a tabular body approximately 2,500 metres long, averaging 250 to 300 metres wide and 50 to 75 metres thick. Successful in-fill drilling defined the body on roughly 100 metre centres so that a resource calculation could be undertaken. This was initiated in June 2010, and on August 4, 2010 SWRPA delivered a Mineral Resource estimate for the Pozo Seco deposit based on drill results available to July 12, 2010.  At a cut-off grade of 0.022% molybdenum, the Indicated Mineral Resources are estimated at 29.1 million tonnes, grading 0.147% molybdenum and 0.25 g/t gold, containing 94.0 million pounds molybdenum and 230,000 ounces gold.  The Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% molybdenum and 0.17 g/t gold, containing 53.2 million pounds molybdenum and 129,000 ounces gold.

The mineral resources for the Pozo Seco Deposit disclosed in this MD&A have been estimated by Mr. David Ross, P.Geo., an employee of Scott Wilson RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The mineral resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). Mr. Ross, P.Geo. has read and approved the contents of this MD&A as it pertains to the disclosed mineral resource estimate.

Molybdenum in the Pozo Seco deposit occurs primarily in the form of powellite (CaMoO4), a molybdenum oxide mineral believed to be primary. Minor amounts of molybdenite (MoS2) are also present. Gold is native and ranges from very fine-grained to visible. Metallurgical testing began in May 2010 to assess the recoverability of both molybdenum and gold in the Pozo Seco deposit and is ongoing.  Gravitational separation, leaching and flotation techniques are being tested. Upon completing the test work, and subject to positive metallurgical results, the Company will proceed to complete a Preliminary Economic Assessment ("PEA") during the year.

Pozo Seco's molybdenum mineralization is comparable in style to molybdenum-bearing mineralization that occurs in the proximal parts of several of the largest Mexican CRD systems, but is many times more extensive than the largest known occurrence in the San Martin-Sabinas skarn-CRD system in Zacatecas. Further, Pozo Seco style gold-bearing silicified limestone breccias (jasperoids) are also common in Mexican CRD systems, but again the Pozo Seco gold mineralized jasperoid is substantially larger than the largest known occurrence in the Santa Eulalia CRD-skarn system in central Chihuahua.

On-going Exploration Program

By the end of 2010 drilling was advancing with four drill rigs dedicated to tracing mineralized structural zones that may have fed, or been fed from the Pozo Seco mineralization zone. Exploration in the second half of the year focused on locating these structures, determining their geometry and attempting to follow their geological and geochemical signatures back towards their source - a process called "vectoring." A comparison with similar CRD systems in the region indicates that the scale of vectoring may range from a few hundred metres to several thousand metres, so a number of holes may be required to trace an individual structure.  Many of the structures suitable for vectoring are referred to as "fugitive calcite veins" containing manganese-bearing calcite and/or quartz-barite-calcite fillings carrying varying gold, silver, copper, lead, zinc, and tungsten values.  "Fugitive veins" are so named because they are deposited from partially spent ore-fluids that have leaked, or "escaped" from the principal ore-deposition zone.  Their degree of mineralization and geochemistry tends to vary systematically as they diminish outwards from their source. Similar veins encountered above and around high grade manto, chimney and skarn zones in most of the world's large CRDs have historically been used as exploration guides and followed for tens to hundreds of metres into ore bodies.

8

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

Drilling in 2010 also tested a variety of geological and geophysical targets and despite extensive cover, drilling west and southwest of Pozo Seco succeeded in revealing new sub-parallel NW-SE mineralized structural zones containing multiple fugitive veins with strong geochemical signatures within an area roughly 3 by 4 km, primarily focused in: The Rancho Zone, 1100 metres southwest of Pozo Seco; Pozo Seco West, 500 to 800 metres west of Pozo Seco; and Pozo Seco South, 1.5 km south of Pozo Seco.  Many of holes cut multiple mineralized veins and veinlets virtually all of which contain strongly anomalous gold values, in many cases associated with strong copper, lead and zinc values. High silver was encountered in two holes and several holes also showed significant features indicating proximity to an intrusive heat source including high copper and tungsten values (see Press Release dated August 4, 2010).  Felsic dykes occur in the Pozo Seco Fault, which has an almost east-west geometry. In the Polaris zone, 3 km to the NNE of Pozo Seco, highly altered felsic dykes were encountered which may also mark an east-west fault like the Pozo Seco Fault.   The intersection of northwest-southeast faults like the Lucia fault, and these east-west fault systems appears to coincide with areas of increased mineralization and thermal alteration, indicating that they may be significant feeders within the system and that a magmatic source may be connected to it.  The geochemical and geological characteristics of the results from these holes are continuously evaluated for vectoring indications for on-going drilling.  Drill results previously disclosed may be found on SEDAR at www.sedar.com and on SEC's EDGAR website at www.sec.gov or detailed in press releases on the company website at www.magsilver.com.

During the year ended December 31, 2010, the Company entered into two new option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid US$40,000 upon executing the agreements, and in order to earn its 100% interest on these additional concessions, the Company must pay an additional US$180,000 in stages through 2015.

The Company's budgeted exploration programs at Cinco de Mayo for 2011 are approximately $2.8 million which includes drilling, substantial geology, labour and other associated costs (see "Outlook" below).

Lagartos Properties

The Company owns a combined 135,000 hectare land package along the Fresnillo Silver Trend ("FST"), a large regional structural zone that hosts the Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.  The package has two major claim groups: Lagartos NW and Lagartos SE. The Lagartos SE claims surround the Zacatecas Silver District, where a series of six major vein swarms have produced over a billion ounces of silver since 1546.  Lagartos NW covers the immediate northwestern projection of the geology and structure of the Fresnillo Mining District into a broad alluvial valley punctuated by volcanic outcrops showing high-level alteration styles and mercury showings virtually identical to those that led to the Juanicipio discovery.

During the year ended December 31, 2010, the Company spent $842,138 in exploration on the combined Lagartos properties (2009: $3,372,345), primarily on the Lagartos SE claims. The Company's budgeted exploration programs for these properties in 2011 is for approximately $1.6 million, again focusing on the Lagartos SE claims.

Lagartos SE

Lagartos SE exploration has targeted the discovery of extensions to major veins in the historically prolific Zacatecas silver district. The Veta Grande ("Grand" or "Great" Vein) was the second most important vein in the district with significant ore shoots distributed intermittently along its 12 kilometre trace across the north-central part of the district.  The vein disappears under alluvium at both ends, but MAG's late 2009 drilling appears to have found its eastern continuation under cover. Holes were targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcrop, through roughly 100 metres of alluvium.  This discovery shows that this important and historic vein is open along strike from areas of past production, with MAG's wholly owned property covering an additional four kilometres of possible projection to the east.  In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande, have encountered high grade silver mineralization as reported by the Company in its press release dated January 19, 2010.  Accompanying low base metal values indicate the vein was likely intersected at a high level. Current work is focusing on following up these significant results with an airborne geophysical survey and subsequent drilling.

A 107 square kilometre block east of the Zacatecas District and encompassing the projections of the Veta Grande and Malanoche Veins was flown in 2010 using the Geotech Ltd. VTEM Airborne Survey System. The geophysical surveys equipment consisted of helicopter borne VTEM (versatile time domain electromagnetic system and caesium magnetometer). A total of 1,183 line-kilometres of geophysical data were acquired during the survey. The block was flown at an azimuth of N0oE with a flight lines spacing of 100 metres. Tie lines were flown east-west with a spacing of 1,000 metres.  Flying commenced on November 7, 2010 and was completed on November 21, 2010. Final results were received in February 2011 and are currently being processed and interpreted.

9

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

The information supplied to date indicates that the structures cut in drilling in 2009 can be mapped to the east by the Electro Magnetic and Magnetic surveys, which it is hoped will facilitate drilling. MAG's drilling has identified the eastern extensions of three significant vein sets; namely, the Veta Grande, Mala Noche and Puerto Rico veins.

To date, 44 holes have been drilled in four principal areas within and along the projections of major vein systems in Lagartos SE around the historic Zacatecas District. No new drilling occurred in 2010.  Much of the area to the east is agricultural land and most of the year was dedicated to gaining long-term access rights for drilling once the AEM survey was completed.  These arrangements have been made and drilling in 2011 is planned.

Work in 2010 also involved extensive geological work and sampling on the LAG 5 claim block situated to the south of Zacatecas city.  It covers the El Orito area, a historic district of north-south trending epithermal veining carrying significant gold and silver mineralization.  The veins in the El Orito sub-district are different from the rest of the Zacatecas District in that they trend almost North-South (versus NW-SE) and they carry significantly higher gold grades.  MAG's concession covers the entire southern projection of the El Orito Zone, where the veins trend toward the thick section of Tertiary rhyolitic volcanic rocks erupted from the Zacatecas Caldera.  N-S structures quartz filling and quartz-cemented breccias were found in late 2010 aligned with known El Orito veins cutting these volcanics within MAG's ground.

Several very strong vein breccia structures have been identified.  The most prominent is the N55 degree, NE dipping, and 7.5 kilometre long "Snake" vein.  It is a brecciated crystalline quartz / chalcedonic / iron oxide vein with minor barite and fluorite. Widths vary from 2.0 metre to 15 metre though observations are not conclusive as to true widths. The other structures, "La Mesa" and "Estanque", are somewhat parallel to the Snake but appear more discontinuous. Sampling these structures produces a series of anomalous geochemistry indicative of high level epithermal veins.  The argillic alteration seen on the El Orito structures is also a signature of the exposures being well above the "boiling zone" Drilling in 2011 will test these structures at depths of 250 to 300 below outcrop exposures.

Detailed mapping and sampling of these structures is planned for early 2011, followed by drilling from canyons that cut deep into the rhyolite section.

Lagartos NW

Lagartos NW property covers possible extensions of the Fresnillo district and the Juanicipio vein discoveries towards the northwest. It is host to Cerro Cacalote, an area where SWIR/ASTER satellite imagery has identified a large area 35 kilometres from Juanicipio with alteration signatures similar to those observed at Valdecañas. Narrow intercepts of gold and silver along with elevated arsenic, mercury, antimony and tin values have been recorded in the area.

No work was conducted at Lagartos NW in 2010.  The gravity survey planned for Lagartos NW in 2010 to explore for a buried silicified ridge that may sub crop in a shallower alluvial environment was postponed to 2011 due to weather and crop-timing issues.

Mojina

On March 30, 2010, the Company entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for US$1,250,000.  Under the terms of the agreement, the Company paid US$35,000 ($35,788) upon signing the agreement, an additional US$65,000 ($64,950) on April 14, 2010, and subsequent to the year end $50,000 on January 31, 2011.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totalling $910,000 through 2015 and incur cumulative exploration expenditures totalling US$2,500,000 over five years to 2015. To December 31, 2010, the Company had completed $270,730 in exploration costs.  On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned properties.

10

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

The Mojina Property is located in northern Chihuahua State 5 kilometres from the town of Ricardo Flores Magon and 40 kilometres south of the Company's Cinco de Mayo property. Mojina is easily accessed from a paved highway and unpaved roads and tracks. Mjonia lies along the main strand of the Mexican CRD Belt along the same structure and in the same stratigraphic section as Cinco de Mayo. A small mine is located on the property and reports limited but high grade past production. The Mojina Mine produced an estimated 125,000 tonnes grading 80-330 g/t (2.3 - 10 opt) silver, 2-4 g/t gold and 8-10% lead from oxidized manto ores between 1954 and 1972.

The Mojina Property was flown during 2010 using the Geotech Ltd. ZTEM Airborne Survey System. The geophysical surveys consisted of helicopter borne AFMAG Z-axis Tipper electromagnetic (ZTEM) system and aeromagnetics. A total of 1,283 line kilometres of geophysical data were acquired during the survey. The block was flown at an Azimuth of N60oE with a flight lines spacing of 200 metres.  Flying commenced in late November, 2010 and final results are pending. The Company's budgeted exploration programs at Mojina for 2011 are approximately $800,000.

Esperanza Joint Venture

During the year ended December 31, 2010, the Company entered into an option agreement with Canasil Resources Inc. ("Canasil") to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 km SE of the city of Durango on the border between Durango and Zacatecas States. Pursuant to the agreement, the Company paid $50,000 upon signing the agreement, and to earn its 60% interest the Company must make additional cash payments of $450,000 in stages to September 1, 2013 and incur exploration expenditures of $5,000,000 in stages to September 1, 2014, including committed first year drilling of 1,500 metres and expenditures of CAD$750,000.  To December 31, 2010, the Company had incurred $259,539 in exploration costs, but had not yet commenced drilling on the property.

Under the terms of the agreement, MAG also agreed to acquire 1,500,000 units of Canasil at $0.10 per unit for a gross cost of $150,000, which closed on August 27, 2010. Each unit consisted of one common share of Canasil and one-half of one share purchase warrant (a "Warrant"), with each full Warrant entitling MAG to purchase one Canasil common share at a price of $0.15 prior to August 27, 2011. If, beginning six months following the closing, the price of Canasil's shares equals or exceeds $0.30 per share for a period of ten consecutive trading days, Canasil will have the right to accelerate the expiry date of the Warrants with at least 30 days' written notice to MAG.  Subsequent to the year end, the Company further subscribed to second private placement of $200,000 in Canasil as required under the option agreement (see "Subsequent Events").

The Esperanza property hosts quartz breccia epithermal veins with silver, lead and zinc mineralization associated with argentiferous galena, silver sulfosalts and sphalerite. There has been a history of past mining activity at Esperanza with direct shipments of reportedly high grade ore to local mills and smelters. The mine was last active in 1970, and was reportedly mined on three levels, using a main access shaft down to a depth of approximately 90 metres. There are a number of surface pits and dumps with ore left over from past mining operations around the vein and mine area.

Canasil previously drilled nine diamond drill holes on the property for a total of 1,432 metres. This program has outlined a mineralized panel with a strike length of over 150 metres and depth of 100 metres, which is open in all directions, with vein widths of up to 10.30 metres carrying high grade silver mineralization. Seven drill holes intersected the main Esperanza vein (LE) and a hanging wall vein (HW) over significant widths The weighted average grade of mineralization intersected in the Esperanza vein is 330 g/t (9.62 opt) silver, 0.93% (18.60 lbs/ton) zinc and 1.57% (31.40 lbs/ton) lead over an average width of 4.21 metres. This vein includes several intercepts with very high silver grades of up to 2,144 g/t (62.53 opt) silver over 0.75 metres.

The Esperanza Vein has been traced by mapping of the collapsed workings over a strike length of 260 metres. Significant alteration zones are observed along strike extensions of the Esperanza vein for over four kilometres on a northwest-southeast trend. Additional vein outcrops and mineralized structures are also observed to the northwest of the extended claim area approximately 15 kilometres northwest of the Esperanza vein, indicating the potential for a large district scale epithermal system.

11

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

A 277 square kilometre block was flown using the Geotech Ltd. ZTEM Airborne Survey System consisting of a helicopter borne AFMAG Z-axis Tipper electromagnetic (ZTEM) system and aeromagnetics. A total of 1,330 line kilometres of geophysical data were acquired during the survey. The block was flown at an Azimuth of N50E with a flight lines spacing of 200 metres. Flying commenced on October 21, 2010 and was completed on October 27, 2010. Final results were received in February 2011 and are currently being processed and interpreted.  Reconnaissance mapping to trace connections between the known vein segments is underway as is drill permitting for targets identified through field work and the geophysical survey. The Company's budgeted exploration programs at La Esperanza for 2011 are approximately $1,125,000.

The Batopilas (Don Fippi) Property

The 100%-owned Batopilas project covers 4,800 hectares in the historic Batopilas Silver District in southwestern Chihuahua. Work in 2010 included mapping and sampling along a new road being built across the property by the State of Chihuahua.  Construction of the road is not yet complete and precludes MAG from moving forward in the near term.

The Company spent $189,121 in exploration costs at Batopilas in 2010 (2009: $157,117), and the 2011 budgeted exploration relates primarily to property maintenance costs totalling approximately $100,000.

Other Properties

The Company's remaining properties consist of the Lorena claims, the Nuevo Mundo claims, the Guigui claim options and the San Ramone claim options.  The Salemex and Camino Duro properties were abandoned and written off during 2010 after drilling failed to demonstrate economic potential. A short description follows on each of these.

Lorena

The La Lorena property is located just north of the Guanajuato Silver Mining District within the Fresnillo Silver Trend and was identified from field work as a Juanicipio look-alike and staked in early 2008. No drilling or field work was carried out here in 2010.  The claim group was significantly reduced during 2010 and negotiations to access the principal target area from a different direction are in progress.  The Company's budgeted exploration programs at La Lorena for 2011 are approximately $100,500 and are primarily for holding costs and surface access acquisition.

Nuevo Mundo

The Nuevo Mundo Property abuts the eastern side of Goldcorp's "Camino Rojo" property in northern Zacatecas State.  According to public records, Camino Rojo is reported to contain a 2.3 million ounce gold resource.  Although Camino Rojo was largely a blind discovery, it is known to have a strong and characteristic Induced Polarization signature.

The Company is seeking possible Camino Rojo analogs on the Nuevo Mundo property.  Outcrops are very sparse, so exploration needs to be guided by geophysics.  In 2010, the Company spent $525,641 in exploration costs on Nuevo Mundo (2009: $437,438), as a 390 square kilometre block was flown using the Geotech Ltd. ZTEM Airborne Survey System. The block is located 12 kilometres west of Huertecillas, San Luis Potosi. The geophysical surveys consisted of helicopter borne AFMAG Z-axis Tipper electromagnetic (ZTEM) system and aeromagnetics. A total of 1,867 line kilometres of geophysical data were acquired during the survey. The block was flown at an Azimuth of N60oE with a flight lines spacing of 200 metres. Flying commenced on October 29, 2010 and was completed on November 6, 2010. Final results were received in February 2011 and are currently being processed and interpreted.

The Company's budgeted exploration programs at Nuevo Mundo for 2011 are approximately $835,000, largely dedicated to Induced Polarization geophysics and drilling.

Guigui

12

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world's largest CRD camp. The Company has incurred $1,539,594 in exploration costs and $1,576,570 in acquisition costs to date. Strong aerial magnetic anomalies remain to be drilled. The Company incurred $26,221 in exploration costs on Guigui during the year ended December 31, 2010 (2009: $50,779).  The Company's budgeted exploration programs at Guigui for 2011 are approximately $80,000 which will be used primarily to maintain the property.

San Ramone

The Company optioned the San Ramone claim group from Castle Resources in 2009. San Ramone lies along the north western continuation of the Las Majadas-Pajarito Hill Vein zone within the important Malanoche Vein system and is flanked to the east by contiguous claims belonging 100% to MAG. The Company has drilled four holes in San Ramone tracing results from earlier vein drilling to the east that showed a progressive northwest thickening of these veins and an increase in lead and zinc sulphide content towards San Ramone. The results show the continuation of the grade trend but thinning of the vein.  The area was included in the 2010 AEM survey and follow up work in this area will target three other veins with strong surface expressions. The Company's budgeted exploration programs at San Ramone for 2011 are approximately $66,000.

Salemex Property

The Company had previously entered into two option agreements to earn a 100% interest in three concessions comprising the Salemex claims.  One of the option agreements is with a company with a common director.  To date, the Company had incurred $1,406,098 in exploration costs on the property, but exploration results failed to meet the Company's criteria for maintaining the option. As a result, during the year ended December 31, 2010, acquisition costs of $754,928 and deferred exploration costs of $1,406,098 were written off.

Camino Duro

During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in two additional mining concessions adjacent to the Company's Camino Duro property. The Company paid US$25,000 ($25,769) upon executing the agreements, and to earn its 100% interest the Company is required to pay an additional total of US$135,000 for these mining concessions, in stages through August 2013. After drilling in late 2010 returned poor assay results, the decision to drop the property was made, thereby alleviating the Company of any further option payments under the agreements.  During the year ended December 31, 2010, acquisition costs of $59,849 and deferred exploration costs of $337,491 were written off.

Fresnillo Arbitration

In December of 2008, London Stock Exchange listed Fresnillo announced an intention to make a hostile take-over bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its then ownership of 19.8% of MAG (current ownership of MAG is believed to be 17.87%), was in the unique position of also being the majority owner (56%) and operator of the joint venture company Minera Juanicipio, the remaining 44% held by the Company. In 2009, MAG made a formal application to the Ontario Securities Commission ("OSC") to compel Fresnillo to produce critical information needed to complete the independent valuation report for the non-Fresnillo shareholders of the Company, as required by Multilateral Instrument 61-101. On June 18, 2009, in connection with this application, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents (concerning Fresnillo's regional development plans incorporating the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG and repeatedly requested by the independent valuator) do not exist.  Within two working days of this order Fresnillo withdrew its intention to make a hostile take-over bid, eliminating the need to comply with the OSC order.

13

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

During Fresnillo's hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce ("ICC") pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  It has always been MAG's position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  Accordingly, MAG is seeking a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of MAG without the consent of MAG's board in breach of the standstill provisions contained in the Shareholders Agreement.  The Company is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including damages and other orders arising from Fresnillo's alleged failure to advance development on the Juanicipio property at an appropriate pace consistent with the standards imposed by the Shareholders Agreement. If the Company is successful in its arbitration proceedings, Fresnillo will, among other things, be precluded from launching another take-over bid without MAG's consent and may be liable to damages.

Early in 2010, an arbitral tribunal was established in the Arbitration proceedings, and on April 20, 2010, the ICC Court provided notice to both MAG and Fresnillo that the procedural terms of reference and a preliminary timetable had both been approved. As part of the arbitration proceedings, the Company filed various documents and evidence in support of its claims and, in October 2010, a hearing was held in Mexico City before the ICC arbitral tribunal.  Written legal submissions were then submitted to the arbitral tribunal in December 2010, and the Company is now awaiting a tribunal decision which is expected to be issued by the ICC by April 30, 2011.  Results of litigation are inherently uncertain and there can be no assurances as to the final outcome.

In response to and since Fresnillo's intended hostile bid, MAG has since accelerated its own exploration programs with the aim of unlocking additional shareholder value from its own portfolio of exploration properties. At Cinco de Mayo an extensive, near surface, molybdenum and gold mineralized deposit has been discovered and work continues to expand and delineate the Pozo Seco molybdenum-gold zone.  In August of 2010, the Company announced the release of an initial mineral resource estimate for this discovery prepared by Scott Wilson Roscoe Postle Associates Inc. ("SWRPA").  See "Results of Operations" below for more detail on all of the Company's exploration activities.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
December 31, 2010	$130,869	$(4,909,143)	$(0.09)
September 30, 2010	120,698	$(4,388,128)	$(0.08)
June 30, 2010	46,449	$(1,358,766)	$(0.03)
March 31, 2010	$24,387	$(2,167,333)	$(0.04)
December 31, 2009	$42,227	$(2,659,433)	$(0.05)
September 30, 2009	$66,949	$(1,284,316)	$(0.03)
June 30, 2009	$53,239	$(4,384,704)	$(0.09)
March 31, 2009	$138,725	$(5,161,757)	$(0.10)

Notes:
(1)
The Company's primary source of revenue during the quarters listed above was interest earned on bank cash balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates.

(2)
Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or property write-offs.  When adjusted for these non-cash charges, the results for the quarters listed above show a more consistent trend, with a general growth in expenses over time that is consistent with the Company's increased exploration and corporate activities over the periods as described above at "Financial Performance".

14

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

FOURTH QUARTER

The net loss for the three months ended December 31, 2010 was $4,909,143 compared to a loss for the same period in 2009 of $2,659,433.  The increase in the current quarter's loss as compared to the prior period was primarily due to a mineral property write-off in the fourth quarter (Camino Duro - see "Results of Operations" above) of $511,429 (2009: $30,591), an increase in legal expenses for the current quarter to $1,508,614 (2009: $391,636) as the Company made final submissions in the Fresnillo arbitration proceedings, and to an increase in stock compensation expense (a non-cash item) to $1,364,527 (2009: $543,519).

During the quarter ended, December 31, 2010, the Company granted 611,785 stock options under the Company's Plan to directors, officers and employees exercisable at $9.92 per share, with a term of five years, and vesting one-third immediately, one-third after 12 months from the date of grant and one-third after 24 months from the date of grant, and granted 15,000 stock options to a consultant of the Company exercisable at $11.89 per share, with a term of five years, and vesting immediately.  Stock-based compensation expense relating to stock options vested in the quarter amounted to $1,364,528 (2009: $543,519) and was determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company's share price of 55.4% (2009: 59.5%), an annual risk free interest rate of 1.95% (2009: 2.33%) and expected lives of three years (2009: three years).

During the quarter ended, December 31, 2010, the Company issued 417,719 common shares pursuant to the exercise of stock options between $1.00 and $5.36 per share for aggregate proceeds of $1,536,445.  The Company incurred $314,847 on property acquisition costs (2009: $618,114) and $4,552,096 on exploration expenditures (2009: $1,219,770) in the three months ended December 31, 2010 on its 100% owned properties and two optioned properties, Mojina and Esperanza.

In December 2010, the Company announced an independent updated mineral resource estimate for the Juanicipio property made by SWRPA. The updated mineral resource estimate was based on drill results available to September 8, 2010 and used methods similar to the previous estimate of March 2009.   A National Instrument 43-101 technical report, entitled "Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico," documenting the mineral resource estimate was filed on January 18, 2011 on SEDAR at www.sedar.com and subsequently on SEC's EDGAR website at www.sec.gov.  (See "Juanicipio Property" in "Results of Operations" above).

As part of the arbitration proceedings against Fresnillo, the Company filed various documents and evidence in support of its claims leading up to the fourth quarter, and in October 2010, a hearing was held in Mexico City before the ICC arbitral tribunal.  Written legal submissions were then submitted to the arbitral tribunal in December 2010, and the Company is now awaiting a tribunal decision which is expected to be issued by the ICC by April 30, 2011 (see "Fresnillo Arbitration" above).  Results of litigation are inherently uncertain and there can be no assurances as to the final outcome.

During the quarter ended, December 31, 2010 the Company internally restructured its Mexican property holdings to more effectively hold them in Mexico. Two new Mexican subsidiaries were created, Minera Pozo Seco S.A. de C.V. ("Minera Pozo Seco") and Minera Sierra Vieja S.A. de C.V., ("Minera Sierra Vieja"), and properties with common attributes were grouped together in order to provide the Company with more flexibility in managing its properties.  The Cinco de Mayo property was transferred to Minera Pozo Seco, and the Don Fippi (Batopilas), Guigui, Mojina, Lorena, Nuevo Mundo, and Camino Duro properties were transferred to Minera Sierra Vieja.

OUTLOOK

The Company continues to explore its properties in Mexico and intends to grow its independent project portfolio through successful exploration and acquisitions.  Although the Company's working capital position remains strong, the Company continues to execute its business plan prudently.  The Company has assessed the carrying values of its mineral properties as a result of current market conditions.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company's mineral properties, excluding the Salemex and Camino Duro properties (see above), have not been impaired at this time. However, should current market conditions deteriorate and commodity prices decline for a prolonged period of time, an impairment of mineral properties may be required.

15

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times a year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.  In January 2011, Fresnillo and MAG jointly approved an initial 2011 exploration budget based on the recommendation of Minera Juanicipio's Technical Committee totalling US $4.5 million.  It is anticipated that this budget will be reviewed and amended accordingly in the second quarter of 2011 to reflect the recommendations of the final 'Scoping Study Update, 2011.' Drilling in 2011 will be directed to the Valdecañas Vein in order to continue to move a substantial portion of the inferred resource to an indicated resource, and work will also continue to explore along the Juanicipio Vein for a potential bonanza zone and delineation of an emerging ore shoot on the east end of the vein. Exploration will also focus on new areas in the search for other deeply buried veins on the Juanicipio property.

Subsequent to the year ended December 31, 2010, the Company announced high-grade, silver-rich sulphide and skarn-altered intrusion intercepts from on-going exploration drilling in the northwestern part of the Cinco de Mayo property (see press release dated March 25, 2011).  The first two holes into the previously undrilled "Polaris East" area have hit what appears to be the same set of sheeted sulphide replacement veins. The principal vein in Hole 343 is 2.81 metres wide and grades 483 g/t (14.1 opt) silver, 0.06 g/t gold, 4.52% lead and 11.74% zinc. The same vein is seen in Hole CM11-335 and is 1.42 metres wide reporting 287 g/t (8.3 opt) silver, 0.24 g/t gold, 2.67% lead and 1.40% zinc, with the interval from 527.11 to 527.68 (0.57 metres) carrying 639 g/t (18.6 opt) silver, 0.35 g/t gold, 5.42% lead and 2.35% zinc. The intercepts are approximately 50 metres apart with mineralization in both holes consisting of a series of parallel veins ranging from 0.25 to 3.5 metres in width that occur within an overall zone 20 to 35 metres wide. Both holes cut multiple additional parallel sulphide veins and veinlets and highly altered felsite and intermediate dykes.  Perhaps just as significant, a highly skarn-altered intrusion was cut in Hole CM11-349, drilled 250 metres southwest of Holes 335 and 343. Hole 349 entered highly altered intrusion approximately 280 metres downhole and at about 475 metres downhole the first of a series of structurally controlled multi-stage garnet-pyroxene skarn zones was intercepted. These skarns replace early granodioritic intrusive rocks and contain abundant fine-grained pyrite and arsenopyrite. These holes are the first to hit a significant intrusive body in the ongoing search for large-scale intrusive-contact mineralization that is believed to exist at Cinco de Mayo. All of the important geological signs point to Polaris area, and the Company's immediate exploration efforts on the Cinco De Mayo property in 2011will focus in this area.

The Company has approved a preliminary 2011exploration budget totalling $10.0 million. Of this amount $2.3 million is allotted for the Company's 44% share of Minera Juanicipio's US$4.5 million 2011 exploration budget plus other costs related to our direct oversight of the field and drilling program at Juanicipio. The remaining $7.7 million exploration budget is earmarked for MAG's 100% owned properties including amongst others Cinco de Mayo/Pozo Seco ($2.8 million) and the Lagartos properties ($1.6 million), and for the Company's two optioned properties, Esperanza and Mojina ($1.9 million combined).  In addition, the Company expects to approve further expenditures during the year as they arise for various surface right purchases and for the possible initiation of an underground development at Juanicipio.

The Company has approved a total 2011 administration budget of approximately $5.5 million for general administration, which includes $1 million for legal fees as the Company intends to continue to take all steps necessary to protect its rights under the Minera Juanicipio Shareholders Agreement.

OUTSTANDING SHARE DATA

The Company's authorized capital consists of an unlimited number of common shares without par value.  As at March 29, 2011, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	55,345,887
Stock Options	3,783,933	$2.00 - $14.70	9 mos to 5 years
Diluted	59,129,820

16

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2010 the Company had 55,161,614 common shares issued and outstanding (2009: 49,3165,569).
The Company had working capital of $40,478,028 at December 31, 2010 compared to $27,874,379 at December 31, 2009, including cash on hand of $39,825,071 (2009: $26,803,652).  Accounts receivable at December 31, 2010 totalled $2,208,533 (2009: $2,042,634) and was comprised primarily of value added taxes repayable to the Company by the Government of Mexico. Current liabilities at December 31, 2010 amounted to $2,320,261 (2009: $1,076,606) and are attributable primarily to accrued legal and exploration (drilling) expenses.  The increase in the Company's cash and working capital position at December 31, 2010 as compared to the prior period is attributable to a completed brokered private placement financing that closed on May 18, 2010, whereby the Company issued 4,603,500 common shares of the Company at a price of $7.65 per share for gross and net proceeds of $35,216,775 and $33,148,722, respectively.  As outlined in the public offering document, in addition to general working capital, the Company's intended use of the proceeds was to fund exploration and development at the Juanicipio project ($8 million), the Cinco de Mayo property ($10 million), and at its other Mexican properties ($3 million) over a 12 to 24 month period.  Consistent with the public offering document, approximate costs incurred on these projects since the financing closed to December 31, 2010, were: $1.6 million on the  Juanicipio project, $6.5 million on Cinco de Mayo, $0.6 million on the Lagartos properties, and $2.1 million on its other properties.

During the year ended December 31, 2010, 1,241,545 stock options were exercised for cash proceeds of $3,398,991 (2009: 161,003 for cash proceeds of $381,027). In the years ended December 31, 2010 and 2009 there were no shares issued for mineral properties. The primary use of cash during the year was for mineral property acquisition and exploration expenditures totalling $13,586,372 (2009: $16,975,393). The Company also spent on its own account and through advances to Minera Juanicipio $3,033,635 (2009: $1,215,328) on the Juanicipio property for its 44% of acquisition and exploration costs in the year ended December 31, 2010. The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. Other expenses include management and consulting fees of $1,990,699 (2009: $1,984,515) and other general and administrative expenses of $5,568,151 (2009: $6,207,549) including legal expenses in 2010 of $3,196,063 (2009: $3,048,507).

The Company's primary source of capital has been from the sale of equity.  The Company currently has sufficient working capital to maintain all of its properties and planned programs for a period in excess of the next year.  The Company will also have sufficient working capital to fund its 44% share of initial costs for possible underground development and other accelerated engineering and development programs on the Juanicipio project should they occur within the next year. In management's opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results, the Company will select only certain properties to complete option and purchase arrangements on. However, the Company will likely require additional capital in the future to meet its project related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company's ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities. While the Company has been successful in securing financings in the past, given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in United States ("US") dollars or Mexican Pesos. The Company also has cash and certain liabilities denominated in US dollars and Mexican Pesos.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rate

Contractual Obligations

The following table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment, as of the date of this MD&A:

17

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

Option Payments and Exploration Expenditures - US Dollars	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years

San Ramone Property Option (1)	$3,459,533	$459,533	$2,250,000	$750,000	$Nil
Mojina Property Option (2)	2,229,270	-	529,270	1,700,000	Nil
Cinco De Mayo (3)	180,000	10,000	40,000	130,000	Nil
Total US Dollar Obligations	$5,868,803	$469,533	$2,819,270	$2,580,000	$Nil
US dollar obligations converted to Canadian dollars	$5,837,111	$466,998	$2,804,046	$2,566,068	$Nil
Option Payments and Exploration Expenditures - Canadian Dollars

Mojina Property Option (2)	910,000	-	250,000	660,000	Nil
Esperanza Property (4)	5,140,978	540,978	2,850,000	1,750,000	Nil
Office Lease	633,531	156,209	316,766	160,556	Nil
Total Obligations ($Canadian)	$12,521,621	$1,164,185	$6,220,812	$5,136,624	Nil

(1) The San Ramone Property option consists of US$2,709,533 in further exploration commitments and US$750,000 in a single property option payment in year 4.

(2) Mojina Property option consists of US$2,229,270 in further exploration commitments and $910,000 in property option payments.

(3) Cinco De Mayo property option payments of US$180,000 on new claims acquired in 2010.

(4) Esperanza Property option consists of $4,690,978 in further exploration commitments and $450,000 in property option payments.

Other contractual obligations include a 2.5% net smelter returns royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 2.5% net smelter returns royalty under the terms an agreement dated March 30, 2010, whereby the Company entered into an option agreement to earn a 100% interest in the Mojina Property.

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo. The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company's on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the arbitration referred to above under the heading "Fresnillo Arbitration".

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

18

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

ADDITIONAL DISCLOSURE

Trend Information

Other than the Company's obligations under its property option agreements and the Minera Juanicipio joint venture (see "Contractual Obligations" above), there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The nature of the Company's business is demanding of capital for property acquisition costs, exploration commitments and holding costs. The Company's liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to acquire or find one may have a negative effect. The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon (see "Liquidity and Capital Resources" above).

RISKS AND UNCERTAINTIES

The Company's securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company's Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading "Risk Factors" in the Company's Annual Information Form ("AIF") available on SEDAR at www.sedar.com and www.sec.gov .

The volatile global economic environment has created market uncertainty since mid-year 2008.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.

Included in the IVA receivable at December 31, 2010 is $148,899 from 2007 and $729,273 from 2008 (2009 -$52,515 from 2006, $167,307 from 2007 and $782,703 from 2008) due from the Mexican government. Although recoveries to date have been slow and intermittent, the Company has discussed its outstanding IVA receivables with the Mexican authorities and there is no reason to believe these amounts will not be recovered.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. ("Cascabel") and IMDEX Inc. ("IMDEX").  As of January 2006, these companies have a common director with the Company.  During the year ended December 31, 2010, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totalling $256,868 (December 31, 2009 - $291,871) and exploration costs totalling $2,831,153 (December 31, 2009 - $2,982,276) under the Field Services Agreement.

The Company had previously entered into an option agreement with Cascabel for a portion of the Salemex property.  The property was written off during the year, but under the terms of the option agreement, a final option payment of US$50,000 was paid to Cascabel in December 2010.

The Company was a party to an office services agreement with Platinum Group Metals Ltd., a company with three common directors.  Although the agreement was terminated with effect at December 31, 2009, transitional office services were provided under the agreement as the Company moved to new offices.  During the year ended December 31, 2010, the Company paid Platinum Group Metals Ltd. $19,500 as transitional service fees under the expired office service agreement (December 31, 2009 - $135,751).

19

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

During the year ended December 31, 2009, the Company paid or accrued $87,444 under an office lease agreement with Anthem Works Ltd. ("Anthem"), a company with a common director.  The office lease with Anthem was terminated December 31, 2009 and the Company is operating as of January 1, 2010 from premises leased from an arm's length third party.

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) future income tax provision and (iv) stock based compensation as the main estimates for the following discussion.  Please refer to Note 2 of the Company's Audited annual consolidated financial statements for a description of all of the significant accounting policies.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews when events or changes in circumstances indicate the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property do create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2005 fiscal year, The Company adopted CICA Handbook Section 3870 - Stock-Based Compensation and other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions. For the year ended December 31, 2010 the assumptions were as follows; no dividends were paid, a weighted average volatility of the Company's share price of 56% (2009 - 61%), an annual risk free interest rate of 2.12% (2009 - 2.04%) and expected lives of three years for both 2010 and 2009.

20

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

CHANGES IN ACCOUNTING POLICIES

Adoption of new accounting pronouncements

No new accounting policies were adopted during the year ended December 31, 2010.

RECENT ACCOUNTING PRONOUNCEMENTS

CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011. Accordingly on January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements, and will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis with restatement of comparative information presented for the quarter ended March 31, 2010 including a restated opening January 1, 2010 balance sheet.

Management will utilize an available 30 day filing extension for the first interim financial report in the year of adopting IFRS, and anticipates filing its financial statements for the quarter ended March 31, 2011 on or prior to June 14, 2011.

General information about the IFRS transition impact:

In presenting the IFRS financial statements for the quarter ended March 31, 2011, users of the financial statements will notice a change in the following areas:

The presentation of the balance sheet, income statement, statement if shareholders' equity, and statement of cash flows will look somewhat different to the statements that users are used to seeing under Canadian GAAP;

The notes to the IFRS financial statements will be more comprehensive and more detailed, than those under Canadian GAAP.  It is also important to note that even when accounting policies have not changed, additional disclosures may be required by IFRS that were not previously required under Canadian GAAP.

During the first year of IFRS reporting, the Company will include detailed reconciliations between Canadian GAAP and IFRS for the historical periods presented as comparative results, and for the opening balance sheet;

The Company will no longer report in the notes to the financial statements, the differences between Canadian and United States generally accepted accounting principles;

Certain balances and transactions are calculated differently under IFRS; the items which are expected to significantly impact the Company are summarized below.

The MD&A overall is not likely to change significantly, other than to discuss transition related issues.

IFRS Conversion Plan:

As previously reported in the MD&A's for the quarters ended June 30 and September 30, 2010, management is executing its conversion project in accordance with the following four phases:

1.	Review and Assessment
2.	Design
3.	Implementation
4.	Post Implementation Review

21

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

The Company is currently transitioning from the project design phase (which includes the evaluation of accounting policy alternatives and the quantification of impact on key line items and disclosures) into the implementation phase (which includes finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, and preparation and approval of completed IFRS consolidated financial statements). The Company has selected its accounting policy for "Accounting for deferred exploration costs and mineral rights" (see "Comparison of IFRS to Canadian GAAP - Other Considerations" below), and in the significant and relevant areas from the various available policy alternatives and one-time accounting alternatives under IFRS 1 (see "Provisions related to the initial adoption of IFRS under IFRS 1 (First Time Adoption of IFRS)" below). Management is still in the process of preparing a 2010 opening balance sheet and reconciliations of 2010 interim and year end statements to Canadian GAAP statements of the same periods.

Comparison of IFRS to Canadian GAAP - Key Differences for the Company

The key differences between the accounting policies that the Company expects to apply in preparing its first consolidated IFRS financial statements and its current accounting policies in accordance with Canadian GAAP follow.  Although the Company expects to record the following transition adjustments to reconcile the Company's Canadian GAAP accounts to the IFRS for the opening balance sheet as of January 1, 2010, the proposed adjustments are subject to a final internal review, and to review by the Company's external auditors.

1)  Functional currencies and foreign currency translations

Under Canadian GAAP, the Company and all of its wholly owned subsidiaries operated with the Canadian dollar as their functional currency, with the Mexican subsidiaries considered as 'integrated' subsidiaries and translated accordingly using the temporal method of translation, with foreign exchange gains losses impacting the Statement of Operations. The Mexican subsidiaries were considered to have a Canadian functional currency because of their reliance on the parent company to finance their operations and provide key decision making.

IAS 21, "The effects of changes in foreign exchange rates" requires that the functional currency of each entity in a consolidated group be determined separately based on the currency of the primary economic environment in which the entity operates. A list of primary and secondary indicators is used under IFRS in this determination, and these differ in content and emphasis to a certain degree from those factors used under Canadian GAAP.  IAS 21 sets out a more specific approach to determining the functional currencies of a reporting entity and its subsidiaries, and prioritizes influencing factors. Under Canadian GAAP, no factor is identified as having any greater relative importance.

Although a change in the functional currency of the Company or any of its subsidiaries was not originally expected, in re-assessing the functional currency of each entity on transition to IFRS, management has reached different conclusions and concluded that the functional currency of each of the three Mexican subsidiaries is the US dollar ("$US"). This determination was based on the fact that the $US is the influencing factor in the primary indicators used in the IFRS evaluation, and that the weight given to the currency of financing under Canadian GAAP is diminished under the IFRS analysis.

As a result, the Mexican subsidiaries will have a different functional currency than the Company's reporting and presentation currency of the Canadian dollar. Rather than being translated to the Canadian dollar using the using the temporal method of translation, these subsidiaries will retrospectively be translated into the Canadian dollar consolidation using a translation methodology that parallels the current rate method, with foreign exchange differences going through a 'Cumulative Translation Adjustment' within shareholders' equity.

For the Company's opening balance sheet, the impact of the foreign currency translation difference is expected to change the valuation in mineral rights and deferred exploration costs, with the offsetting amount recorded to the opening deficit.

22

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

The Company will retain the Canadian dollar as its reporting and presentation currency.

2) Share-based payments (stock options and stock-based compensation)

The guidance provided by IFRS 2, "Share Based Payments", is largely consistent with Canadian GAAP, and requires estimates of the fair value of stock options to be made at the date of the grant and recognition of the related expense in income as the options vest. The use of the Black- Scholes model is an acceptable method to estimate the fair value of the options at the date of grant, and is consistent with the Company's current practice. For share options that vest in installments, IFRS 2 requires the use of the attribution method, which requires that the Company treat each installment as a separate share option grant with a different fair value. Unlike Canadian GAAP, IFRS 2 does not include the straight line method as an alternative to the attribution method for awards with a service condition and graded-vesting features. The Company will need to account for its awards using the attribution method. Currently, the Company records forfeitures as they occur, however upon transition to IFRS, the Company will be required to make an estimate of the forfeiture rates for use in the determination of the total share based compensation expense.

Because the Company had no unvested options outstanding as at the date of transition, the Company expects the adjustment to its opening balance sheet under IFRS at January 1, 2010 to be Nil.  However, these changes will result in a difference in valuation of the stock based awards and timing differences for the recognition of compensation expenses related to options granted in the year ended December 31, 2010, although the amount is not expected to be significant.

3) Provisions related to the initial adoption of IFRS under IFRS 1 (First Time Adoption of IFRS)

IFRS 1 guidance is mandatory for all first-time adopters of IFRS, including the Company, and there is no Canadian GAAP equivalent.  It provides the framework for the first-time adoption of IFRS and specifies that an entity shall apply the principles under IFRS retrospectively, meaning the opening statement of financial position as at the date of transition and the opening numbers of IFRS will be determined on the premise that IFRS had always been applied. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS. For the Company the material exemptions relate primarily to cumulative translation differences (IAS 21), share-based payment transactions (IFRS 2), and estimates as at the date of transition.

IFRS 1 allows for certain other optional exemptions; however, the Company does not expect such exemptions to be significant or applicable to the Company's adoption of IFRS.

Adjustments resulting from IFRS 1 are generally recognized directly in the deficit at the date of transition to IFRS, or in some instances in another category of equity.  The tax effects of any opening differences must also be measured and recorded.

Cumulative translation adjustments ("CTA")

Under the transition rules for IFRS, the Company intends to avail of an exemption to make the CTA nil as of the transition date, which will result in the CTA balance being transferred to the deficit. As of January 1, 2010, the CTA balance, before adjusting for the impact from IAS 21 above, was a loss of $1,792,961.

Share-based payments (stock options and stock-based compensation)

The Company will use the exemption provision under IFRS 1, First Time Adoption, which allows the prospective application of IFRS 2 for options granted on or after November 7, 2002, or for grants after November 7, 2002, that vested before the later of: i). the date of transition to IFRS; and ii). January 1, 2005.

23

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

Estimates

Estimates used in preparing the Company's opening consolidated IFRS balance sheet as at January 1, 2010 and restating its 2010 comparative periods under IFRS must be consistent with estimates previously made for the same date under Canadian GAAP, after adjustments to reflect any difference in accounting policies, unless there is objective evidence that those estimates were in error. More specifically, an entity may be in possession of information about estimates it made under Canadian GAAP that was not available at the time those estimates were made. IFRS 1 requires the receipt of such information to be accounted for prospectively.

The above key differences are based on IFRS standards effective as at the date of this document. The governing bodies continue to amend and add to current IFRS, with several projects underway. The Company will continually monitor actual and anticipated changes to IFRS and related rules and regulations and will assess the impact of these changes on the Company and its financial statements, including expected dates of when such impacts are effective.

Comparison of IFRS to Canadian GAAP - Other Considerations

In addition to the impacts of key differences between the Company's accounting policies under IFRS and those under Canadian GAAP as noted above, the Company transition to IFRS will also reflect the following:

Accounting for deferred exploration costs and mineral rights

The most significant potential impact of accounting policy differences on the Company's consolidated financial statements relates to the accounting for deferred exploration costs and mineral rights. The Company is in the exploration stage and under Canadian GAAP currently capitalizes all costs related to the acquisition and exploration of its mining rights. Management regularly reviews the carrying value of mineral rights and deferred exploration costs for evidence of impairment, and when the carrying values are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

IFRS 6 "exploration for and evaluation of mineral resources," prescribes the financial reporting for the exploration for and evaluation of mineral resources.  IFRS 6 does not require or prohibit any specific accounting policies for the recognition and measurement of exploration and evaluation assets.  Under IFRS 6, an entity is permitted to continue to use its existing accounting policies provided that they result in information that is relevant to the economic decision making needs of users and that is reliable. A policy choice is therefore required under IFRS dictating whether the Company continues to capitalize costs related to the acquisition and exploration of its mining rights, or elects to expense them as incurred.  If the latter choice is made, the opening January 1, 2010 IFRS balance sheet will show a nil carrying value for the Company's mineral rights and deferred exploration costs.

Management will elect to continue to use its existing accounting policy, resulting in no impact from the IFRS transition on the carrying value for the Company's mineral rights and deferred exploration costs currently reflected under Canadian GAAP.

Impairments

In conjunction with IFRS 6, under International Accounting Standard (IAS) 36, "Impairment of Assets," the Company will be required to assess at the end of each reporting period whether there is any indication that the asset may be impaired. IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist. Canadian GAAP prohibits reversal of impairment losses. It is expected therefore, that there will be increased volatility in impairment recognition due to increase in frequency of assessment and possibility of reversal of impairments.

24

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

The IAS 36 criteria for assessing for potential impairment do not apply to exploration and evaluation assets, but rather, these assets shall be assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. Specifically, under IFRS 6, various facts and circumstances indicate that an entity should test exploration and evaluation assets for impairment - for example, if the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.  When such facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an Company will measure, present and disclose any resulting impairment loss in accordance with IAS 36.

The Company expects the adoption of the requirements of IAS 36 on transition to IFRS to not result in any difference from amounts reported under Canadian GAAP.

IFRS - Other

The Company does not expect that the conversion to IFRS will have a significant impact on its accounting processes and internal controls (including information technology and data systems).  The Company also does not expect the conversion to IFRS to have a significant impact on its risk management or other business activities. Currently, there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the transition to IFRS.
2

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("Multilateral Instrument 52-109") is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's disclosure control procedures as of December 31, 2010 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in each of the past three years to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure control procedures are effective as at December 31, 2010.

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retains an independent third party specialist annually to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board's review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

During the quarter ended December 31, 2010, as part of the Company's controls and procedures over complex reporting issues, the Company retained an independent third party specialist to review its US GAAP reporting process, and identified the necessity for a 2009 and 2008 restatement in the financial statement note, "Reconciliation between Canadian and United States GAAP" (see below).  The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 and have concluded that the Company's internal control over financial reporting is effective. Management determined that there were no material weaknesses in the Company's internal control over financial reporting as of December 31, 2010. There have been no changes in internal control over financial reporting during the quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

25

MAG SILVER CORP.
(An exploration stage company)

Annual Management Discussion & Analysis
For the year ended December 31, 2010

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GAAP

The Company's differences between Canadian and United States Generally Accepted Accounting Principles are set out in Note 16 of the audited Consolidated Annual Financial Statements for the year ended December 31, 2010.

Under Canadian GAAP, the investment in Minera Juanicipio is accounted for under the equity method for which there is no material difference from US GAAP, except that the underlying results of operations are adjusted to conform with US GAAP prior to the calculation of the Company's share of equity income (loss).  The significant conforming adjustment to the operating results relates to the accounting for mineral exploration expenditures. The adjustment to earnings for US GAAP purposes also impacts the cumulative translation adjustment recorded in accumulated other comprehensive income. During the year ended December 31, 2010, the Company determined that it had not been correctly accounting for its share of the loss of Minera Juanicipio.   Prior to 2010, the Company had only accounted for a portion of the Minera Juanicipio exploration expenses as an expense under US GAAP, and as such, the following adjustments were made to the 2009 and 2008 reconciliation to US GAAP:

Consolidated balance sheet as at December 31, 2009

	As previously	Impact of
	reported	restatement	As restated
Total assets under US GAAP	43,447,178	(3,815,248)	39,631,930
Shareholders equity under US GAAP	42,370,572	(3,815,248)	38,555,324

Consolidated Statement of Loss and Comprehensive Loss

	As previously	Impact of
	reported	restatement	As restated
For the year ended December 31, 2009
Net loss under U.S. GAAP	(25,739,844)	(1,728,046)	(27,467,890)
Comprehensive loss under US GAAP	(26,324,791)	(1,813,826)	(28,138,617)
Basic and diluted loss per share under US
GAAP	(0.53)	(0.03)	(0.56)

For the year ended December 31, 2008
Net loss under U.S. GAAP	(18,182,914)	(2,127,704)	(20,310,618)
Comprehensive loss under US GAAP	(18,451,209)	(2,001,422)	(20,452,631)
Basic and diluted loss per share under US
GAAP	(0.38)	(0.04)	(0.42)

SUBSEQUENT EVENT INFORMATION

Subsequent to December 31, 2010, the Company:

a)	Issued 184,273 common shares pursuant to the exercise of stock options between $3.00 and $5.54 per share for aggregate proceeds of $568,207.

b)
Signed a subscription agreement for 400,000 units of Canasil, at a price of $0.50 per unit and paid total consideration of $200,000, fulfilling its obligation under the Esparanza Option agreement to further subscribe in a private placement of $200,000 in Canasil shares prior to August 27, 2011.  The units are comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one common share of Canasil at a price of $0.70 within one year of closing.  If, beginning six months following the closing of the private placement, the closing price of Canasil's shares equals or exceeds $1.40 per share for a period of ten consecutive trading days, Canasil will have the right to accelerate the expiry date of the Warrants with at least 30 days written notice to MAG.

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